SEC
Mail Processing
Section

JUN 2 02008

Washington, DC
101

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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FORM 1-A /A

REGULATION A OFFERING STATEMENT UNDER THE SECURITIES ACT OF 1933

08052319

MEDICATION RITE, CORP.

(Exact name of issuer as specified in its charter)

STATE OF NEW YORK,

(State or other jurisdiction of incorporation or organization)

1236 49th STREET, #4B, BROOKLYN, NEW YORK 11219, 1 -718 – 435-1107

(Address, including zip code, and telephone number, including area code of issuer's principal executive office)

GERSH KORSINSKY, 1236 49th STREET, SUITE 4B, BROOKLYN , NEW YORK11219,1-718-435-1107

(Name, address, including zip code, and telephone number, including area code, of agent for service)

PERPETUAL CASH#: 071214000284
FILM #:071214000269

(Primary standard Industrial Classification Code Number)

11-3832611

(I.R.S. Employer Identification Number)

PROCESSED
JUL 1 4 2008
THOMSON REUTERS

The following delaying notation is optional, but see Rule 252(g) before omitting it:

This offering statement shall only be qualified upon order of the Commission, unless a subsequent amendment is filed indicating the intention to become qualified by operation of the terms of Regulation A.

GENERAL INSTRUCTIONS

I. Eligibility Requirements for Use of Form 1-A.

This form is to be used for securities offerings made pursuant to Regulation A, 17 CFR 230.251 *et seq.* Careful attention should be directed to the terms, conditions and requirements of the regulation, especially Rule 251, inasmuch as the exemption is not available to all issuers or to every type of securities transaction. Further, the aggregate offering amount of securities which may be sold in any 12 month period is strictly limited to $5 million.

II. Preparation and Filing of the Offering Statement.

An offering statement shall be prepared by all persons seeking exemption pursuant to the provisions of Regulation A. Parts I, II and III shall be addressed by all issuers. Part II of the form which relates to the content of the required offering circular provides several alternate formats depending upon the nature and/or business of the issuer; only one format needs to be followed and provided in the offering statement. General information regarding the preparation, format, content of, and where to file the offering statement is contained in Rule 252. Requirements relating to the offering circular are contained in Rules 253 and 255. The offering statement may be printed, mimeographed, lithographed, or typewritten or prepared by any similar process which will result in clearly legible copies.

III. Supplemental Information.

The following information shall be furnished to the Commission as supplemental information:

(1) A statement as to whether or not the amount of compensation to be allowed or paid to the underwriter has been cleared with the NASD.
QUESTIONS ARE MATERIALLY INAPPLICABLE IN-FACT-NO UNDERWRITERS INVADE

(2) Any engineering, management or similar report referenced in the offering circular.
NO ANY REPORT REFERENCED IN THE CIRCULAR

(3) Such other information as requested by the staff in support of statements, representations and other assertions contained in the offering statement.

NO ANY OTHER INFORMATION CONITAINED IN THE OFFERING STATMENT

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

PART I — NOTIFICATION

The information requested shall be provided in the order which follows specifying each item number; the text of each item as presented in this form may be omitted. All items shall be addressed and negative responses should be included.

ITEM 1. Significant Parties

List the full names and business and residential addresses, as applicable, for the following persons:

(a) the issuer's directors; NOT

(b) the issuer's officers; NOT

(c) the issuer's general partners; NOT

(d) record owners of 5 percent or more of any class of the issuer's equity securities; NOT

(e) beneficial owners of 5 percent or more of any class of the issuer's equity securities; NOT

(f) promoters of the issuer; NOT

(g) affiliates of the issuer; NOT

(h) counsel to the issuer with respect to the proposed offering; NOT

(i) each underwriter with respect to the proposed offering; NOT

(j) the underwriter's directors; NOT

(k) the underwriter's officers; NOT

(l) the underwriter's general partners; and NOT

(m) counsel to the underwriter. NOT

ITEM 2. Application of Rule 262

(a) State whether any of the persons identified in response to Item 1 are subject to any of the disqualification provisions set forth in Rule 262. NOT

(b) If any such person is subject to these provisions, provide a full description including pertinent names, dates and other details, as well as whether or not an application has been made pursuant to Rule 262 for a waiver of such disqualification and whether or not such application has been granted or denied. NOT

ITEM 3. Affiliate Sales

If any part of the proposed offering involves the resale of securities by affiliates of the issuer, confirm that the following description does not apply to the issuer. NOT

The issuer has not had a net income from operations of the character in which the issuer intends to engage for at least one of its last two fiscal years. NOT

ITEM 4. Jurisdictions in Which Securities Are to be Offered

(a) List the jurisdiction in which the securities are to be offered by underwriters, dealers or salespersons. NOT

(b) List the jurisdictions in which the securities are to be offered other than by underwriters, dealers or salesmen and state the method by which such securities are to be offered. ONLINE AUCTIONS; WILL BE REGISTERED IN NEW YORK, CALIFORNIA, FLORIDA

ITEM 5. Unregistered Securities Issued or Sold Within One Year

(a) As to any unregistered securities issued by the issuer or any of its predecessors or affiliated issuers within one year prior to the filing of this Form 1-A, state: NOT

(1) the name of such issuer; QUESTIONS ARE MATERIALLY INAPPLICABLE IN-FACT

(2) the title and amount of securities issued; QUESTIONS ARE MATERIALLY INAPPLICABLE IN-FACT

(3) the aggregate offering price or other consideration for which they were issued and basis for computing the amount thereof; QUESTIONS ARE MATERIALLY INAPPLICABLE IN-FACT

(4) the names and identities of the persons to whom the securities were issued. QUESTIONS ARE MATERIALLY INAPPLICABLE IN-FACT

(b) As to any unregistered securities of the issuer or any of its predecessors or affiliated issuers which were sold within one year prior to the filing of this Form 1-A by or for the account of any person who at the time was a director, officer, promoter or principal security holder of the issuer of such securities, or was an underwriter of any securities of such issuer, furnish the information specified in subsections (1) through (4) of paragraph (a). QUESTIONS ARE MATERIALLY INAPPLICABLE IN-FACT

(c) Indicate the section of the Securities Act or Commission rule or regulation relied upon forexemption from the registration requirements of such Act and state briefly the facts relied upon for such exemption. QUESTIONS ARE MATERIALLY INAPPLICABLE IN-FACT

ITEM 6. Other Present or Proposed Offerings NOT

State whether or not the issuer or any of its affiliates is currently offering or contemplating the offering ofany securities in addition to those covered by this Form 1-A. If so, describe fully the present or proposed offering. QUESTIONS ARE MATERIALLY INAPPLICABLE IN-FACT

ITEM 7. Marketing Arrangements

NOT KNOWN -QUESTIONS ARE MATERIALLY INAPPLICABLE IN-FACT

(a) Briefly describe any arrangement known to the issuer or to any person named in response to Item 1 above or to any selling securityholder in the offering covered by this Form 1-A for any of the following purposes: QUESTIONS ARE MATERIALLY INAPPLICABLE IN-FACT

(1) To limit or restrict the sale of other securities of the same class as those to be offered for the period of distribution; QUESTIONS ARE MATERIALLY INAPPLICABLE IN-FACT

(2) To stabilize the market for any of the securities to be offered; QUESTIONS ARE MATERIALLY INAPPLICABLE IN-FACT

(3) For withholding commissions, or otherwise to hold each underwriter or dealer responsible for the distribution of its participation. QUESTIONS ARE MATERIALLY INAPPLICABLE IN-FACT

(b) Identify any underwriter that intends to confirm sales to any accounts over which it exercises discretionary authority and include an estimate of the amount of securities so intended to be confirmed. QUESTIONS ARE MATERIALLY INAPPLICABLE IN-FACT

ITEM 8. Relationship with Issuer of Experts Named in Offering Statement NOT

If any expert named in the offering statement as having prepared or certified any part thereof was employed for such purpose on a contingent basis or, at the time of such preparation or certification or at any time thereafter, had a material interest in the issuer or any of its parents or subsidiaries or was connected with the issuer or any of its subsidiaries as a promoter, underwriter, voting trustee, director, officer or employee furnish a brief statement of the nature of such contingent basis, interest or connection. QUESTIONS ARE MATERIALLY INAPPLICABLE IN-FACT

ITEM 9. Use of a Solicitation of Interest Document NOT

Indicate whether or not a publication authorized by Rule 254 was used prior to the filing of this notification. If so, indicate the date(s) of publication and of the last communication with prospective purchasers.

QUESTIONS ARE MATERIALLY INAPPLICABLE IN-FACT

PART II — OFFERING CIRCULAR

Financial Statement requirements, regardless of the applicable disclosure model, are specified in Part F/S of this Form 1-A.

The Commission encourages the use of management's projections of future economic performance that have a reasonable basis and are presented in an appropriate format. See Rule 175, 17 CFR 230.175.

The narrative disclosure contents of offering circulars are specified as follows:

A: For all corporate issuers — the information required by Model A of this Part II of Form 1-A.

B: For all other issuers and for any issuer that so chooses — the information required by either Part I of Form SB-2, 17 CFR 239.29, except for the financial statements called for there, or Model B of this Part II of Form 1-A. Offering circulars prepared pursuant to this instruction need not follow the order of the items or other requirements of the disclosure form. Such information shall not, however, be set forth in such a fashion as to obscure any of the required information or any information necessary to keep the required information from being incomplete or misleading. Information requested to be presented in a specified tabular format shall be given in substantially the tabular form specified in the item.

* *

OFFERING CIRCULAR MODEL A.

GENERAL INSTRUCTIONS:

Each question in each paragraph of this part shall be responded to; and each question and any notes, but not any instructions thereto, shall be restated in its entirety. If the question or series of questions is inapplicable, so state. If the space provided in the format is insufficient, additional space should be created by cutting and pasting the format to add more lines.

Be very careful and precise in answering all questions. Give full and complete answers so that they are not misleading under the circumstances involved. Do not discuss any future performance or other anticipated event unless you have a reasonable basis to believe that it will actually occur within the foreseeable future. If any answer requiring significant information is materially inaccurate, incomplete or misleading, the Company, its management and principal shareholders may have liability to investors. The selling agents should exercise appropriate diligence to determine that no such inaccuracy or incompleteness has occurred, or they may be liable.

COVER PAGE

MEDICATION RITE, CORP.

(Exact name of Company as set forth in Charter)

Type of securities offered: COMMON STOCK
Maximum number of securities offered: is a derivation from the price per security which that total sold $5,000,000.00, occurs before the stock starts trading
Minimum number of securities offered: from a derivation, which may be in 12 month total sold $5,000,000.00
Price per security: $ from a derivation of online auctions occurs before the stock starts trading
Total proceeds: If maximum sold: $ 4,750,000.00 If minimum sold: $ NOT
(See Questions 9 and 10)

Is a commissioned selling agent selling the securities in this offering? [ ] Yes [✓] No

If yes, what percent is commission of price to public? ________ %

Is there other compensation to selling agent(s)? [ ] Yes [✓] No

Is there a finder's fee or similar payment to any person? [ ] Yes [✓] No (See Question No. 22)

Is there an escrow of proceeds until minimum is obtained? [ ] Yes [✓] No (See Question No. 26)

Is this offering limited to members of a special group, such as employees of the Company or individuals? [ ] Yes [✓] No (See Question No. 25)

Is transfer of the securities restricted? [ ] Yes [✓] No (See Question No. 25)

INVESTMENT IN SMALL BUSINESSES INVOLVES A HIGH DEGREE OF RISK, AND INVESTORS SHOULD NOT INVEST ANY FUNDS IN THIS OFFERING UNLESS THEY CAN AFFORD TO LOSE THEIR ENTIRE INVESTMENT. SEE QUESTION NO. 2 FOR THE RISK FACTORS THAT MANAGEMENT BELIEVES PRESENT THE MOST SUBSTANTIAL RISKS TO AN INVESTOR IN THIS OFFERING.

IN MAKING AN INVESTMENT DECISION INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE ISSUER AND THE TERMS OF THE OFFERING, INCLUDING THE MERITS AND RISKS INVOLVED. THESE SECURITIES HAVE NOT BEEN RECOMMENDED OR APPROVED BY ANY FEDERAL OR STATE SECURITIES COMMISSION OR REGULATORY AUTHORITY. FURTHERMORE, THESE AUTHORITIES HAVE NOT PASSED UPON THE ACCURACY OR ADEQUACY OF THIS DOCUMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

THE U.S. SECURITIES AND EXCHANGE COMMISSION DOES NOT PASS UPON THE MERITS OF ANY SECURITIES OFFERED OR THE TERMS OF THE OFFERING, NOR DOES IT PASS UPON THE ACCURACY OR COMPLETENESS OF ANY OFFERING CIRCULAR OR SELLING LITERATURE. THESE SECURITIES ARE OFFERED UNDER AN EXEMPTION FROM REGISTRATION; HOWEVER, THE COMMISSION HAS NOT MADE AN INDEPENDENT DETERMINATION THAT THESE SECURITIES ARE EXEMPT FROM REGISTRATION.

This Company:

[✓] Has never conducted operations.
[ ] Is in the development stage.
[ ] Is currently conducting operations.
[ ] Has shown a profit in the last fiscal year.
[ ] Other (Specify):
(Check at least one, as appropriate)

This offering has been registered for offer and sale in the following states: NOT

State	State File No.	Effective Date

ONLINE AUCTIONS; WILL BE REGISTERED IN NEW YORK, CALIFORNIA, FLORIDA AFTER QUALIFICATION DATE OF THE OFFERING STATEMENT

INSTRUCTION: The Cover Page of the Offering Circular is a summary of certain essential information and should be kept on one page if at all possible. For purposes of characterizing the Company on the cover page, the term "development stage" has the same meaning as that set forth in Statement of Financial Accounting Standards No. 7 (June 1, 1975).

TABLE OF CONTENTS

THIS OFFERING CIRCULAR CONTAINS ALL OF THE REPRESENTATIONS BY THE COMPANY CONCERNING THIS OFFERING, AND NO PERSON SHALL MAKE DIFFERENT OR BROADER STATEMENTS THAN THOSE CONTAINED HEREIN. INVESTORS ARE CAUTIONED NOT TO RELY UPON ANY INFORMATION NOT EXPRESSLY SET FORTH IN THIS OFFERING CIRCULAR.

This Offering Circular, together with Financial Statements and other Attachments, consists of a total of 51 pages.

THE COMPANY

1. Exact corporate name: MEDICATION RITE, CORP.

State and date of incorporation: STATE OF NEW YORK.

Street address of principal office: 1236 49th STREET, #4B, BROOKLYN, NEW YORK 11219.

Company Telephone Number: (718) 435-1107

Fiscal year: DECEMBER (month) 31 (day)

Person(s) to contact at Company with respect to offering:

GERSH KORSINSKY,

Telephone Number (if different from above): ( )

RISK FACTORS

2. List in the order of importance the factors which the Company considers to be the most substantial risks to an investor in this offering in view of all facts and circumstances or which otherwise make the offering one of high risk or speculative (i. e., those factors which constitute the greatest threat that the investment will be lost in whole or in part, or not provide an adequate return).

(1) Computerized medical diagnostic assistance, based on analysis findings and clinical testing of patients and medications, are first of its kind,

(2) Dependence Company on an unproven product for such nature product,

(3) Absence of an existing market for such nature product,

(4) Absence of an operating history of the company for such nature product,

(5) Absence of profitable operations in present period,

(6) The financial position of the company as an establishment first of its kind,

(7) The first of its kind nature of the business in which the Company proposes to engage,

(8) Arbitrary establishment of offering price, this first its kind,

(9) Reliance on the efforts of a single individual,

(10) Reliance of a trading market expected to develop.

(11) ______

(12) ______

(13) ______

(14) ______

(15) ______

(16) ______

Note: In addition to the above risks, businesses are often subject to risks not foreseen or fully appreciated by management. In reviewing this Offering Circular potential investors should keep in mind other possible risks that could be important.

INSTRUCTION: The Company should avoid generalized statements and include only those factors which are unique to the Company. No specific number of risk factors is required to be identified. If more than 16 significant risk factors exist, add additional lines and number as appropriate. Risk factors may be due to such matters as cash flow and liquidity problems, inexperience of management in managing a business in the particular industry, dependence of the Company on an unproven product, absence of an existing market for the product (even though management may believe a need exists), absence of an operating history of the Company, absence of profitable operations in recent periods, an erratic financial history, the financial position of the Company, the nature of the business in which the Company is engaged or proposes to engage, conflicts of interest with management, arbitrary establishment of offering price, reliance on the efforts of a single individual, or absence of a trading market if a trading market is not expected to develop. Cross references should be made to the Questions wheredetails of the risks are described.

RISKS AND UNCERTAINTIES

The Corporation is the business of acquiring and exploring and, if warranted, developing and exploiting computerized data resource properties in the diagnostic and medication prescribing, initially in clinic testing analysis. Due to the nature of the Corporation's business and the present stage of exploration of the its data and computer technology properties(which are primarily early stage exploration properties with no known resources or reserves that not have not been explored by modern diagnostic and medication industries), the following risk factors, among others will apply:

THE MEDICAL AND MEDICATION INDUSTRIES ARE INTENSELY COMPETITIVE. The Corporation is the business of establishing, exploring and developing computerized diagnostic and medication prescribing assistance. And Corporation will compete with other companies that have far grater resources.

RESURCE EXPLORATION AND DEVELOPMENT IS GENERALLY A SPECULATIVE BUSINESS AND INVALVES A HIGH DEGREE OF RISKS, affected by numerous factors beyond the control of the Corporation. Such marketability, government regulations, medical insurance policies, prices, royalties or discovered data will be affect, etc. that the combination may result in the Corporation not receiving an adequate return on invested capital.

THERE CAN BE NO ASSURANCE that the Corporation will abel obtain all necessary licenses and overcame all governmental requirements to carry out the operations.

THERE IS NO ASSURANCE OF PROFITAIBLITY that the Corporation villever be profitable because the Corporation has no history of earnings, and due to the nature of its proposed business.

UNISURED OR UN-INSURABLE RISKS The Corporation may become subject to liability for medical activities.

FACTORS FLUCTUATION OF MEDICAL DEVELOPMENT PRICES beyond the control of the Corporation may affect the marketability of any substances of diagnostic assistance provided, including economic, political , medical care insurance trends, speculative activities and increased production due to improved medical methods and services, political events, economic conditions and production costs. There can be no assurance that the price of any medical development properties could mined at a profit.

GOVERNMENT REGULATION Any exploration, development or medical operations carried by the Corporation will be subjected to government legislation, policies and controls that influenced by many factors including changing production costs, the profitability of any medical prospect is affected by the market for precious.

INSUFFICIENT FINANCIAL RESOURCES The Corporation does not presently have sufficient financial resources to undertake by its self the exploration and development of all of its planned exploration and development programs. The development of the Corporation's properties willtherefore depended upon the Corporation's ability to obtain financing through the joint venturing of projects, private placement financing, public financing or other means. There can be no assurance tht the Corporation will be successful in obtaining the required financing. Failure to rise the required funds could result in the Corporation losing, being required to dispose of, its interest in its properties. In particular, failure by the Corporation to raise the funding necessary to maintain its properties in good standing could result in the los of its rights to such properties.

THE SUCCESS OF THE CORPORATION'S OPERATIONS WILL DEPEND UPON NUMBERS FACTORS, many of which are beyond the Corporation control, such (i) the ability to design and carry out appropriate exploration programs on its computerize clinical diagnostic assistance properties; (ii) the ability to provide computerize diagnostic clinical assistance; (iii) the ability and to attract and retain additional key personnel in exploration, marketing, computerize clinic diagnostic assistance development and finance; and (iv) the ability and operating resources to develop and maintain the properties held by the Corporation. These and other factors will require the use of outside suppliers as well as the talents and efforts of the Corporation and its consultants and employees. There can be no assurance of successes with any factors on which the Corporation will depend, or that Corporation will be successful in finding and retaining the necessary employees, personnel and/or consultants in order to be able to successfully carry out such activities. This especially true as the competition for qualified based on the latest scientific finding and laboratory experience, clinical testing and medications nature and their's features computerized interpretation for diagnostic assistance and medication prescribing, technical and medical personnel and consultants is particularly intense in the current marketplace.

CAN BE NO ASSURANCE THAT PRICE FLUCTUARATIONS AND SHARE PRICE VOLATILITY WILL NOT OCCUR which paternity of the years global securities markets have experienced a high level of price and volume volatility, and the market price of securities of companies considered such exploration and development stage companies which have not been related to the operating performance, underlying assets values or prospects of such companies.

THE CORPORATION'S INTELLECTUAL PROPERTIES AND BUSINESS SECRETS RIGHTS PROTECTION CAN BEEN NO ASSURANCE be affected by undetected infringement or protection defects (or the rights of others violations or infringement, although the Corporation will taken steps to protect the intellectual assets.

BUSINESS AND PROPERTIES

3. With respect to the business of the Company and its properties:

(a) Describe in detail *what* business the Company does and proposes to do, including what product or goods are or will be produced or services that are or will be rendered.

The type of this new unique and specific kind and health establishment necessity business designed to provide computerize assistance in patient's diagnostic and customize to a patient needs medications;

Based on the latest data bank, regarding effectible numbers acting work of medications in the respect to the patient personal items that can be tested by the patients; particularly, by their numbers, including in respect to their effectiveness and affections to their combined work with other medications. Data obtained from clinical testing drug and intended latest be done by the continuation collection data from patients clinical experience and patient personal clinical records or experiences and computerize processing of the effectible numbers of the act work of the medications, including in respect to their computerize processing of the effectiveness and affections to their combined act work with other medications and specific patient conditions, etc.

(b) Describe *how* these products or services are to be produced or rendered and how and when the Company intends to carry out its activities. If the Company plans to offer a new product(s), state the present stage of development, including whether or not a working prototype(s) is in existence. Indicate if completion of development of the product would require a material amount of the resources of the Company, and the estimated amount. If the Company is or is expected to be dependent upon one or a limited number of suppliers for essential raw materials, energy or other items, describe. Describe any major existing supply contracts.

Service will provide a Report of the Computerize processed render's request based on patient's testing results and other information suitable for diagnostic assistance. That requires a permanent continuation development of the computer analysis technology of the permanent continuation data collection from medication acting and clinical testing and patient's information, etc.
The present stage of development is establishing processing stage of the new unique and specific type of the service providing,
The Company intends to be successful in finding and retaining the necessary employees, personnel and/or consultants iin order to be able to successfully carry out such activities for qualified based on the latest scientific finding and laboratory testing and clinical testing experience, and medication's industrial matters and theirs features computerized interpretation for diagnostic and medication matters prescribing, etc.
The Company intent to be able to obtain sufficient financial resources to undertake by its self the exploration and development all of its planned exploration and development programs and ability to obtain financing trough the joint venturing of projects, private placement financing , public financing, government grants and other means.
The Company intends time to carry out its activities by determination during sufficient successes of the exploration and development processing.
In existence is not a working prototype(s) of such kind provide computerize diagnostic assistance services. Completion development of such service products would require a material amount of the Company, and is in existence the estimated amount can not be determinable. The expected to be dependent upon numbers of suppliers for data, computer technology, latest scientific findings and clinical laboratory experience. No any existing supply contracts.

(c) Describe the industry in which the Company is selling or expects to sell its products or services and, where applicable, any recognized trends within that industry. Describe that part of the industry and the geographic area in which the business competes or will compete.

Indicate whether competition is or is expected to be by price, service, or other basis. Indicate (by attached table if appropriate) the current or anticipated prices or price ranges for the Company's products or services, or the formula for determining prices, and how these prices compare with those of competitors' products or services, including a description of any variations in product or service features. Name the principal competitors that the Company has or expects to have in its area of competition. Indicate the relative size and financial and market strengths of the Company's competitors in the area of competition in which the Company is or will be operating. State why the Company believes it can effectively compete with these and other companies in its area of competition.

Note: Because this Offering Circular focuses primarily on details concerning the Company rather than the industry in which the Company operates or will operate, potential investors may wish to conduct their own separate investigation of the Company's industry to obtain broader insight in assessing the Company's prospects.

(c) The Company expects to sell its computerized assistance of medical diagnostic and medication industry, and will competes in all geographic areas by variations service features and by the price of the service. The Company believes development of the operating from the relative small size with requires non proportional substantial financial resources but in market strengths based on the latest scientific findings, clinical laboratory experience and computer technology and requires intellectual substantial operating. Because, activities requires substantial intellectual operating, the Company believes it can effectively compete with other companies in its area of competition by legal protection of the intellectual property by obtaining patents, copy rights and business secrets protections.

(d) Describe specifically the marketing strategies the Company is employing or will employ in penetrating its market or in developing a new market. Set forth in response to Question 4 below the timing and size of the results of this effort which will be necessary in order for the Company to be profitable. Indicate how and by whom its products or services are or will be marketed (such as by advertising, personal contact by sales representatives, etc.), how its marketing structure operates or will operate and the basis of its marketing approach, including any market studies. Name any customers that account for, or based upon existing orders will account for a major portion (20% or more) of the Company's sales. Describe any major existing sales contracts.

The Company will developing a new market for computerized diagnostic and drugs prescription assistance services by advertising, personal contact by sales representative. No existing sales contract.

(e) State the backlog of written firm orders for products and/or services as of a recent date (within the last 90 days) and compare it with the backlog of a year ago from that date.

As of ___/___/___ $________
(a recent date)

As of ___/___/___ $________
(one year earlier)

Explain the reason for significant variations between the two figures, if any. Indicate what types and amounts of orders are included in the backlog figures. State the size of typical orders. If the Company's sales are seasonal or cyclical, explain. INAPPLICABLE

(f) State the number of the Company's present employees and the number of employees it anticipates it will have within the next 12 months. Also, indicate the number by type of employee (i.e., clerical, operations, administrative, etc.) the Company will use, whether or not any of them are subject to collective bargaining agreements, and the expiration date(s) of any collective bargaining agreement(s). If the Company's employees are on strike, or have been in the past three years, or are threatening to strike, describe the dispute. Indicate any supplemental benefits or incentive arrangements the Company has or will have with its employees.

The Company during present establishment stage will retain of the required qualified based on the latest scientific finding and laboratory experience and interpretations, clinical testing, and medications and theirs interpretations features nature prescribing and consultants for carry out such activities.

(g) Describe generally the principal properties (such as real estate, plant and equipment, patents, etc.) that the Company owns, indicating also what properties it leases and a summary of the terms under those leases, including the amount of payments, expiration dates and the terms of any renewal options. Indicate what properties the Company intends to acquire in the immediate future, the cost of such acquisitions ahd the sources of financing it expects to use in obtaining these properties, whether by purchase, lease or otherwise.

Intellectual property suitable be protected, such by patents, copy rights, trade secrets, and trade marks.

(h) Indicate the extent to which the Company's operations depend or are expected to depend upon patents, copyrights, trade secrets, know-how or other proprietary information and the steps undertaken to secure and protect this intellectual property, including any use of confidentiality agreements, covenants-not-to-compete and the like. Summarize the principal terms and expiration dates of any significant license agreements. Indicate the amounts expended by the Company for research and development during the last fiscal year, the amount expected to be spent this year and what percentage of revenues research and develoonment expenditures were for the last fiscal vear.

The Company's operations expected to depend upon patents, copy rights and trade secrets, and this intellectual property will be legal protected by obtain patens and copyrights, including any use of confidentiality agreements covenants –not –to compete and the like. The amounts expend by the Company for intellectual property and for research and development will be determination during Company activities.

(i) If the Company's business, products, or properties are subject to material regulation (including environmental regulation) by federal, state, or local governmental agencies, indicate the nature and extent of regulation and its effects or potential effects upon the Company.

The Company's business is not subjected to any governmental agencies regulations. But extent of regulations and its effects or potential effects upon Company financial from government's policies of the Health Insurance Coverage, obtain Grants and Obtain requires information from governments agencies and health institutions,etc.

(j) State the names of any subsidiaries of the Company, their business purposes and ownership, and indicate which are included in the Financial Statements attached hereto. If not included, or if included but not consolidated, please explain.

Not any subsidiaries of the Company.

(k) Summarize the material events in the development of the Company (including any material mergers or acquisitions) during the past five years, or for whatever lesser period the Company has been in existence. Discuss any pending or anticipated mergers, acquisitions, spin-offs or recapitalizations. If the Company has recently undergone a stock split, stock dividend or recapitalization in anticipation of this offering, describe (and adjust historical per share figures elsewhere in this Offering Circular accordingly).

Not applied to the present establishing processing Company.

4. (a) If the Company was not profitable during its last fiscal year, list below in chronological order the events which in management's opinion must or should occur or the milestones which in management's opinion the Company must or should reach in order for the Company to become profitable, and indicate the expected manner of occurrence or the expected method by which the Company will achieve the milestones.

	Event or Milestone	Expected manner of occurrence or method of achievement	Date or number of months after receipt of proceeds when should be accomplished
(1)		DATA NET WORK DEVELOPMENT	3 MONTH
(2)		NET WORK COLLECTION CONTINUATION PROCESS	3 MONTH
(3)		DATA EXPLORATION	3 MONTH
(4)		DATA EXPLORING PROCESSING	3 MONTH
(5)			

(b) State the probable consequences to the Company of delays in achieving each of the events or milestones within the above time schedule, and particularly the effect of any delays upon the Company's liquidity in view of the Company's then anticipated level of operating costs. (See Question Nos. 11 and 12)

Note: After reviewing the nature and timing of each event or milestone, potential investors should reflect upon whether achievement of each within the estimated time frame is realistic and should assess the consequences of delays or failure of achievement in making an investment decision.

INSTRUCTION: The inquiries under Business and Properties elicit information concerning the nature of the business of the Company and its properties. Make clear what aspects of the business are presently in operation and what aspects are planned to be in operation in the future. The description of principal properties should provide information which will reasonably inform investors as to the suitability, adequacy, productive capacity and extent of utilization of the facilities used in the enterprise. Detailed descriptions of the physical characteristics of the individual properties or legal descriptions by metes and bounds are not required and should not be given.

As to Question 4, if more than five events or milestones exist, add additional lines as necessary. A "milestone" is a significant point in the Company's development or an obstacle which the Company must overcome in order to become profitable.

OFFERING PRICE FACTORS

If the securities offered are common stock, or are exercisable for or convertible into common stock, the following factors may be relevant to the price at which the securities are being offered. THE SECURITIES ARE NOT BEING OFFERED–QUESTIONS ARE MATERIALLY INAPPLICABLE IN-FACT

5. What were net, after-tax earnings for the last fiscal year? (If losses, show in parenthesis.)

   Total $____________ ($____________ per share)

6. If the Company had profits, show offering price as a multiple of earnings. Adjust to reflect for any stock splits or recapitalizations, and use conversion or exercise price in lieu of offering price, if applicable.

   THE COMPANY IS NOT HAD PROFITS-

   Offering Price Per Share / Net After-Tax Earnings Last Year Per Share = ____________ (price/earnings multiple)

7. (a) What is the net tangible book value of the Company? (If deficit, show in parenthesis.) For this purpose, net tangible book value means total assets (exclusive of copyrights, patents, goodwill, research and development costs and similar intangible items) minus total liabilities. THE TANGIBLE BOOK VALUEOF THE COMPANY IS NOT ACCOUNTABLE-QUESTIONS ARE MATERIALLY INAPPLICABLE IN-FACT

   $____________ ($____________ per share)

   If the net tangible book value per share is substantially less than this offering (or exercise or conversion) price per share, explain the reasons for the variation.

   (b) State the dates on which the Company sold or otherwise issued securities during the last 12 months, the amount of such securities sold, the number of persons to whom they were sold, and relationship of such persons to the Company at the time of sale, the price at which they were sold and, if not sold for cash, a concise description of the consideration. (Exclude bank debt.) THE COMPANY IS NOT ISSUED SECURITIES–QUESTIONS ARE MATERIALLY INAPPLICABLE IN-FACT

8. (a) What percentage of the outstanding shares of the Company will the investors in this offering have? Assume exercise of outstanding options, warrants or rights and conversion of convertible securities, if the respective exercise or conversion prices are at or less than the offering price. Also assume exercise of any options, warrants or rights and conversions of any convertible securities offered in this offering.). THE COMPANY IS NOT ISSUED SECURITIES–QUESTIONS ARE MATERIALLY INAPPLICABLE IN-FACT

   If the maximum is sold: _____ %
   If the minimum is sold: _____ %

   (b) What post-offering value is management implicitly attributing to the entire Company by establishing the price per security set forth on the cover page (or exercise or conversion price if common stock is not offered)? (Total outstanding shares after offering times offering price, or exercise or conversion price if common stock is not offered.) NO POST-OFFERING FACTS-QUESTIONS ARE MATERIALLY INAPPLICABLE IN-FACT

   If the maximum is sold: _____ *
   If the minimum is sold: _____ *

* These values assume that the Company's capital structure would be changed to reflect any conversions of outstanding convertible securities and any use of outstanding securities as payment in the exercise of outstanding options, warrants or rights included in the calculation. The type and amount of convertible or other securities thus eliminated would be: ______________. These values also assume an increase in cash in the Company by the amount of any cash payments that would be made upon cash exercise of options, warrants or rights included in the calculations. The amount of such cash would be: $______.

(For above purposes, assume outstanding options are exercised in determining "shares" if the exercise prices are at or less than the offering price. All convertible securities, including outstanding convertible securities, shall be assumed converted and any options, warrants or rights in this offering shall be assumed exercised.)

Note: After reviewing the above, potential investors should consider whether or not the offering price (or exercise or conversion price, if applicable) for the securities is appropriate at the present stage of the Company's development.

INSTRUCTION: Financial information in response to Questions 5, 6 and 7 should be consistent with the Financial Statements. Earnings per share for purposes of Question 5 should be calculated by dividing earnings for the last fiscal year by the weighted average of outstanding shares during that year. No calculations should be shown for periods of less than one year or if earnings are negative or nominal. For purposes of Question 8, the "offering price" of any options, warrants or rights or convertible securities in the offering is the respective exercise or conversion price.

USE OF PROCEEDS

9. (a) The following table sets forth the use of the proceeds from this offering:

	If Minimum Sold Amount %	If Maximum Sold Amount %
Total Proceeds	$	$ 5,000,000.00
Less: Offering Expenses	100%	$100%
Commissions & Finders Fees		
Legal & Accounting		$100, 000. 00
Copying & Advertising		- $100,000.00 —
Other (Specify):		
Net Proceeds from Offering		
Use of Net Proceeds		$4,750,000
1 Consulting develops Markets		$100,000.00
2 Consulting customizes Medication		$150,000.00
3 Consulting interprets Medication's acting,		
4 Laboratory test items, and Combined acting		
5 Interpretations		$400,000.00
6 Professional fees		$50,000.00
7 Consulting of the purchases,		$25,000.00
8 Customize the computerizing		$200,000.00
9 Marketing and advertising cost		$300,000.00
10 Purchases equipment and		
11 Software systems		$250,000.00
12 Alteration of equipment		$250,000.00
13 Taxes, rent, utilities, ect.		$100,000.00
14 Payroll:		
15 Data computer entering		$100,000.00
16 Laboratory's items interpretations		$150,000.00
17 Medical doctors specialized		$250,000.00
18 Obtain patens, copy rights and Other legal protection of the Intellectual properties		$100,000.00
19 Working compensation insurance		
20 Medical covering insurance		$100,000.00
21 Liability insurance		$100,000.00
22 Office activities		$100,000.00
23 Miscellaneous		$500,000.00
Total Use of Net Proceeds		$3,225,000.00 –
Note: The employ of the not been allocated portion of proceeds funds the Company expected to determination during business processing activities	100%	$ 1,525,000.00 100% Portion of proceeds has not been allocated for particular purposes

(b) If there is no minimum amount of proceeds that must be raised before the Company may use the proceeds of the offering, describe the order of priority in which the proceeds set forth above in the column "If Maximum Sold" will be used. THE ORDER OF PRIORITY IN WHICH THE PROCEEDS SET FORTH ABOVE WILL BE USED: 2, 3, 4, 5, 6, 7, 8, 11, 12, 22, 1, 9, 13, 23, 10, 16, 17, 15, 21, 18, 19

Note: After reviewing the portion of the offering allocated to the payment of offering expenses, and to the immediate payment to management and promoters of any fees, reimbursements, past salaries or similar payments, a potential investor should consider whether the remaining portion of his investment, which would be that part available for future development of the Company's business and operations, would be adequate.

10. (a) If material amounts of funds from sources other than this offering are to be used in conjunction with the proceeds from this offering, state the amounts and sources of such other funds, and whether funds are firm or contingent. If contingent, explain. NO MATERIAL AMOUNTS OF FOUNDS FROM SOURCES OTHER THAN THIS OFFERING ARE TO BE USED IN CONJUCTION WITH THE PROCEEDS FROM THIS OFFERING

(b) If any material part of the proceeds is to be used to discharge indebtedness, describe the terms of such indebtedness, including interest rates. If the indebtedness to be discharged was incurred within the current or previous fiscal year, describe the use of proceeds of such indebtedness.

NO ANY MATERIAL PART OF THE PROCEEDS IS TO BE USED TO DISCHARGE INDEBTEDNESS

(c) If any material amount of proceeds is to be used to acquire assets, other than in the ordinary course of business, briefly describe and state the cost of the assets and other material terms of the acquisitions. If the assets are to be acquired from officers, directors, employees or principal stockholders of the Company or their associates, give the names of the persons from whom the assets are to be acquired and set forth the cost to the Company, the method followed in determining the cost, and any profit to such persons. NO ANY MATERIAL AMOUNT OF PROCEEDS IS TO BE USED TO ACQUIRE ASSETS. OTHER THAN IN THE ORDINARY COURSE OF BUSINESS

(d) If any amount of the proceeds is to be used to reimburse any officer, director, employee or stockholder for services already rendered, assets previously transferred, or monies loaned or advanced, or otherwise, explain: NO ANY AMOUNT OF PROCEEDS IS TO BE USED TO REINBURSE ANY ABOVE INDICATED, ITEM 10(d)

11. Indicate whether the Company is having or anticipates having within the next 12 months any cash flow or liquidity problems and whether or not it is in default or in breach of any note, loan, lease or other indebtedness or financing arrangement requiring the Company to make payments. Indicate if a significant amount of the Company's trade payables have not been paid within the stated trade term. State whether the Company is subject to any unsatisfied judgments, liens or settlement obligations and the amounts thereof. Indicate the Company's plans to resolve any such problems. THE COMPANY IS NOT HAVING OR ANTICIPATES HAVING WITHIN THE NEXT 12 MONTHS PROBLEMS INDICATED ABOVE, ITEM 11

12. Indicate whether proceeds from this offering will satisfy the Company's cash requirements for the next 12 months, and whether it will be necessary to raise additional funds. State the source of additional funds, if known.
NOT KNOWN WHETHER PROCEEDS WILL SATISFY THE COMPANY'S REQUIREMENTS AND NOT KNOWN THE SOURCES OF ADDITIONAL FUNDS INDICATED ABOVE, ITEM 12

INSTRUCTION: Use of net proceeds should be stated with a high degree of specificity. Suggested (but not mandatory) categories are: leases, rent, utilities, payroll (by position or type), purchase or lease of specific items of equipment or inventory, payment of notes, accounts payable, etc., marketing or advertising costs, taxes, consulting fees, permits, professional fees, insurance and supplies. Categories will vary depending on the Company's plans. Use of footnotes or other explanation is recommended where appropriate. Footnotes should be used to indicate those items of offering expenses that are estimates. Set forth in separate categories all payments which will be made immediately to the Company's executive officers, directors and promoters, indicating by footnote that these payments will be so made to such persons. If a substantial amount is allocated to working capital, set forth separate sub-categories for use of the funds in the Company's business.

If any substantial portion of the proceeds has not been allocated for particular purposes, a statement to that effect as one of the Use of Net Proceeds categories should be included together with a statement of the amount of proceeds not so allocated and a footnote explaining how the Company expects to employ such funds not so allocated.

CAPITALIZATION

13. Indicate the capitalization of the Company as of the most recent balance sheet date (adjusted to reflect any subsequent stock splits, stock dividends, recapitalizations or refinancings) and as adjusted to reflect the sale of the minimum and maximum amount of securities in this offering and the use of the net proceeds therefrom:

NOT ANY CAPITALIZATION OF THE COMPANY AS INDICATED ABOVE ITEM13

	Amount Outstanding		
	As of:	As Adjusted	
	/ / (date)	Minimum	Maximum
Debt:			
Short-term debt (average interest rate __%)	$______	$______	$______
Long-term debt (average interest rate __%)	$______	$______	$______
Total debt	$______	$______	$______
Stockholders equity (deficit):			
Preferred stock — par or stated value (by class of preferred in order of preferences)			
______________	$______	$______	$______
______________	$______	$______	$______
______________	$______	$______	$______
Common stock — par or stated value	$______	$______	$______
Additional paid in capital	$______	$______	$______
Retained earnings (deficit)	$______	$______	$______
Total stockholders equity (deficit)	$______	$______	$______
Total Capitalization	$______	$______	$______
______________	$______	$______	$______

Number of preferred shares authorized to be outstanding:

Number of Class of Preferred	Par Value Shares Authorized	Per Share
________	________	$______
________	________	$______
________	________	$______

Number of common shares authorized:_______ shares. Par or stated value per share, if any: $_______

Number of common shares reserved to meet conversion requirements or for the issuance upon exercise of options, warrants or rights:_______ shares.

INSTRUCTION: Capitalization should be shown as of a date no earlier than that of the most recent Financial Statements provided pursuant to Question 46. If the Company has mandatory redeemable preferred stock, include the amount thereof in "long term debt" and so indicate by footnote to that category in the capitalization table.

DESCRIPTION OF SECURITIES

14. The securities being offered hereby are:

[✓] Common Stock
[ ] Preferred or Preference Stock
[ ] Notes or Debentures
[ ] Units of two or more types of securities composed of: ______
[ ] Other: ______

15. These securities have:

Yes	No	
[ ]	[✓]	Cumulative voting rights
[ ]	[✓]	Other special voting rights
[ ]	[✓]	Preemptive rights to purchase in new issues of shares
[ ]	[✓]	Preference as to dividends or interest
[ ]	[✓]	Preference upon liquidation
[ ]	[✓]	Other special rights or preferences (specify): ______

Explain:

16. Are the securities convertible? [ ] Yes [✓] No
If so, state conversion price or formula.
Date when conversion becomes effective: ___/___/___
Date when conversion expires: ___/___/___

17. (a) If securities are notes or other types of debt securities: NO.

(1) What is the interest rate? ______%
If interest rate is variable or multiple rates, describe: INAPPLICABLE

(2) What is the maturity date? ___/___/___
If serial maturity dates, describe: INAPPLICABLE

(3) Is there a mandatory sinking fund? [ ] Yes [✓] No
Describe: ______

(4) Is there a trust indenture? [ ] Yes [✓] No
Name, address and telephone number of Trustee

(5) Are the securities callable or subject to redemption? [ ] Yes [✓] No
Describe, including redemption prices: ______

(6) Are the securities collateralized by real or personal property? [ ] Yes [✓] No Describe: ______

(7) If these securities are subordinated in right of payment of interest or principal, explain the terms of such subordination. INAPPLICABLE

How much currently outstanding indebtedness of the Company is senior to the securities in right of payment of interest or principal? $ INAPPLICABLE

How much indebtedness shares in right of payment on an equivalent (pari passu) basis? $ INAPPLICABLE

How much indebtedness is junior (subordinated) to the securities? $ INAPPLICABLE

(b) If notes or other types of debt securities are being offered and the Company had earnings during its last fiscal year, show the ratio of earnings to fixed charges on an actual and pro forma basis for that fiscal year. "Earnings" means pretax income from continuing operations plus fixed charges and capitalized interest. "Fixed charges" means interest (including capitalized interest), amortization of debt discount, premium and expense, preferred stock dividend requirements of majority owned subsidiary, and such portion of rental expense as can be demonstrated to be representative of the interest factor in the particular case. The pro forma ratio of earnings to fixed charges should include incremental interest expense as a result of the offering of the notes or other debt securities.

NOT NOTES OR ANY TYPES OF DEBT SECURITIES ARE BEING OFFERED AND THE COMPANY WAS NOT EXISTED LAST YEAR, NOT HAD INFORMATION AS INDICATED ABOVE, ITEM 17 (b)

Last Fiscal Year

NO "EARNINCS" NO " FIXED CHARGES" NO ACTUAL NO PRO FORMS

	Actual	Pro Forma Minimum	Pro Forma Maximum
"Earnings" / "Fixed Charges" =			
If no earnings show "Fixed Charges" only			

Note: Care should be exercised in interpreting the significance of the ratio of earnings to fixed charges as a measure of the "coverage" of debt service, as the existence of earnings does not necessarily mean that the Company's liquidity at any given time will permit payment of debt service requirements to be timely made. See Question Nos. 11 and 12. See also the Financial Statements and especially the Statement of Cash Flows.

18. If securities are Preference or Preferred stock: NO T OF DEBT SERVICE "COVERAGE" SECURITIES ARE NOT PREFERENCE OR PREFERRED STOK

Are unpaid dividends cumulative? [ ] Yes [√] No
Are securities callable? [ ] Yes [√] No
Explain: NOT EXISTED ANY DOCUMENTS THAT GIVES RISE TO THE RIGHTS TO HOLDERS OF PREFERRED OR PREFERENCE STOCK,NOTES OR OTHER SECURITIES AS INDICATED ABOVE ,ITEM 18. NOTE

Note: Attach to this Offering Circular copies or a summary of the charter, bylaw or contractual provision or document that gives rise to the rights of holders of Preferred or Preference Stock, notes or other securities being offered.

19. If securities are capital stock of any type, indicate restrictions on dividends under loan or other financing arrangements or otherwise: THE SECURITIES ARE NOT CAPITAL STOCK OF ANY TYPE AS INDICATED ABOVE, ITEM 19

20. Current amount of assets available for payment of dividends if deficit must be first made up, show deficit in parenthesis): $ __________ CURRENT AMOUNT ASSETS ARE NOT AVAILABLE FOR PAYMENTS OF DIVIDENDS IF DEFICIT MADE AS INDICATED ABOVE, ITEM 20

PLAN OF DISTRIBUTION

21. The selling agents (that is, the persons selling the securities as agent for the Company for a commission or other compensation) in this offering are: NO SELLING AGENT ARE INVADE AS INDICATED ABOVE, ITEM 21

Name:	__________	Name:	__________
Address:	__________	Address:	__________
	__________		__________
Telephone No.:	( ) __________	Telephone No.:	( ) __________

22. Describe any compensation to selling agents or finders, including cash, securities, contracts or other consideration, in addition to the cash commission set forth as a percent of the offering price on the cover page of this Offering Circular. Also indicate whether the Company will indemnify the selling agents or finders against liabilities under the securities laws. ("Finders" are persons who for compensation act as intermediaries in obtaining selling agents or otherwise making introductions in furtherance of this offering.) NO ANY COMPENSATION TO SELLING AGENT S OR FINDERS AS INDICATED ABOVE, ITEM 22

23. Describe any material relationships between any of the selling agents or finders and the Company or its management.

Note: After reviewing the amount of compensation to the selling agents or finders for selling the securities, and the nature of any relationship between the selling agents or finders and the Company, a potential investor should assess the extent to which it may be inappropriate to rely upon any recommendation by the selling agents or finders to buy the securities. NO ANY MATERIAL RELATIONSHIPS BETWEEN ANY OF THE SELLINGAGENTS OR FINDERS AND THE COMPANY OR ITS MANAGEMENT AS INDICATED ABOVE, ITEM 23,NOTE

24. If this offering is not being made through selling agents, the names of persons at the Company through which this offering is being made:

Name:	GERSH KORSINSKY,	Name:	__________
Address:	1236 49th STREET, #4B, BROOKLYN, NEW YORK 11219,	Address:	__________
			__________
Telephone No.:	(718) 435-1107	Telephone No.:	( ) __________

25. If this offering is limited to a special group, such as employees of the Company, or is limited to a certain number of individuals (as required to qualify under Subchapter S of the Internal Revenue Code) or is subject to any other limitations, describe the limitations and any restrictions on resale that apply:

Will the certificates bear a legend notifying holders of such restrictions? [ ] Yes [✓] No

26. (a) Name, address and telephone number of independent bank or savings and loan association or other similar depository institution acting as escrow agent if proceeds are escrowed until minimum proceeds are raised:
NO ESCROW AGENT FOR PROCEEDS ESCROVED FOR NO MINIMUM : PROEEEDS ARE RISEDAS INDICATED ABOVE, ITEM 26(a)

(b) Date at which funds will be returned by escrow agent if minimum proceeds are not raised:
FUNDS WILL NOT BE RETURNED FROM NO MINIMUMS PROCEEDS ARE RISED AS INDICATED ABOVE, ITEM 26(b)

Will interest on proceeds during escrow period be paid to investors? [ ] Yes [✓] No

27. Explain the nature of any resale restrictions on presently outstanding shares, and when those restrictions will terminate, if this can be determined: NO ANY RESALE RESTRICTIONS ON PRESENTLY OUSTANDING SHARES AS INDICATED ABOVE, ITEM 27

Note: Equity investors should be aware that unless the Company is able to complete a further public offering or the Company is able to be sold for cash or merged with a public company that their investment in the Company may be illiquid indefinitely.

DIVIDENDS, DISTRIBUTIONS AND REDEMPTIONS

28. If the Company has within the last five years paid dividends, made distributions upon its stock or redeemed any securities, explain how much and when: THE COMPANY WAS NOT EXISTED WITHIN THE LAST FIVE YEARS

OFFICERS AND KEY PERSONNEL OF THE COMPANY

29. Chief Executive Officer: Title: OWNER, ACTING DURING ESTABLISHING PROCESSING

Name: GERSH KORSINSKY Age: 71

Office Street Address: 1236 49th Street, Apartment 4B, Brooklyn, New York Telephone No.: (718) 435-1107

Name of employers, titles and dates of positions held during past five years with an indication of job responsibilities.
DEP OF NEW YORK, Assistant Engineer, Project review
CRITICAL TASK AND STANDARTS FOR SATISFACTORY PERFORMANCE IN ORDER OF IMPORTANCE

Task No 1	**Task: Assists in research, investigations, studies or examinations related to electrical engineering functions of the department.** Standards: 1. Research is accurate and complete. 2. Meets commitments and carries out assignments. 3. Makes appropriate decisions in keeping with agency policy.
Task No 2	**Task: Assists in the preparation of plans, drawings, specifications, and estimates.** Standards: 1. Drawings, sketches, sections, and details are clear and include all required engineering information. 2. Figures and calculations are accurate. 3. Effective in oral and written communication.
Task No 3	**Task: Participates in inspection operations including observing, checking, and certifying the receipt of materials and equipment in a laboratory, manufacturer's plant, or job site.** Standards: 1. Uses good engineering judgment in evaluations. 2. Demonstrates good written communication in the writing of reports. 3. Secures and evaluates all facts and details and arrives at sound conclusions.
Task No 4	**Task: Makes computations and estimates costs, quantities, and labor requirements.** Standards: 1. Work is clear, complete, and accurate. 2. Meets commitments and carries out assignments. 3. Makes appropriate decisions in keeping with agency policy.

Task No 5	**Task:** Become familiar with, and comply with applicable environmental, health & safety ("EH&S") laws and regulations, and DEP's EH&S policies and procedures as set out in Employee Environmental, Health and Safety Handbook.
	Standards: 1. Comply with the EH&S procedures that relate to work assignments and work environment. 2. Report any instance of non-compliance, or issue of concern regarding violation of policy, standards or procedures to supervisor or appropriate authorities. 3. Cooperate with any officer of a federal, state, or local EH&S agency during investigations of alleged environmental, health and safety violations. 4. Attend all required environmental compliance and safety related training classes.

ACTING AS A CLASS MEMBER ON SECURITIES AND OTHER CLASS ACTIONS LITIGATIONS :

EXPEITOR OF THE DEPARTMENT OF BUIKDINGS OF THE CITY OF NEW YORK

SELF PREPARATION OF COMPLETE SET OF ARCHICTETURAL PLANS, DRAWINGS, SPECIFICATIONS, AND ESTIMATES ON ALTERATION A1ON BUILDING; AND EXPEDITED THE APPROVAL AND GRANDING OF A WORKING PERMIT

REAL ESTATE MANAGES

1. PROSE MAINTENANCED PETITIONS FOR US PATENTS:
   ON REAL TIME TESTING DRINCKING WATER CENTRAL OF THE SUPPLY (USERS WATER STORAGE);
   ON EXHAUSTLESS POLLUTANT;
   ON ALTERETED COPIES;
2. ACTING PROSE IN FRONT US PATENT OFFICE FOR MAINTENANCE OTHER PETTITIONS FOR PATENTS
3. PROSE MAINTENACED IN FRONT US SUPREME COURT, US COURT OF APPEALS FOR FEDERAL CIRCUIT AND US COURT OF APPEALS FOR THE SECOUND CIRCUIT FROM US DISTRICT COURT FOR THE SOUTHERN DISTRICT OF NY AND FROM THE EASTERN DISTRICT OF NY ON INFRINGEMENT CASE AND ON CHALLENGE USA CONSTITUTIONAL RIGHT OF AN INVENTOR AND ON BY GOVERNMENT ENFORCEMENT OF PATENTABLE INVENTED PROPOSALS;
4. PROSE MAINTENANCE IN FRONT US TAX COURT ON CHALLENGE IRS EXAMINATION CASE;
5. PROSE MAINTENANCE IN FRONT NYS SUPREME COURT ON LAWER'S MALPRACTICE CASE (PRESENT) AND ON CONTRACTOR'S MALPRACTICE, AND ON OTHER CASE,SUCH REDUCING PROPERTY TAX, ETC.;
6. PROSE MAINTENANCE ON CHALLENGE OF THE NYC ENFORCEMNT CONTROL REGULATIONS

Education (degrees, schools, and dates).

Master degree, Lvov Polytechnic Institute, June 1965 ; BD Penza Polytechnic Institute; BD Lvov Electrical Coledge, june1957

Also a Director of the Company [✓] Yes [ ] No

Indicate amount of time to be spent on Company matters if less than full time:

70 hours week,48 weeks a year

30. **Chief Operating Officer:** **Title:** OWNER, ACTING DURING ESTABLISHING PROCESSING

Name: GERSH KORSINSKY **Age:** 71

Office Street Address: 1236 49th Street, Apartment 4B, Brooklyn, New York **Telephone No.:** (718) 435-1107

31. Chief Financial Officer: Title: OWNER, ACTING DURING ESTABLISHING PROCESSING

Name: GERSH KORSINSKY Age: 71

Office Street Address: 1236 49th Street, Apartment 4B, Brooklyn, New York Telephone No.: (718) 435-1107

32. **Other Key Personnel:**

(A) Name: INAPPLICABLE **Age:**

Title:

Office Street Address: **Telephone No.: ( )**

Name of employers, titles and dates of positions held during past five years with an indication of job responsibilities.

Education (degrees, schools, and dates):

Also a Director of the Company [ ] Yes [ ] No

Indicate amount of time to be spent on Company matters if less than full time:

(B) Name: INAPPLICABLE **Age:**

Title:

Office Street Address: **Telephone No.: ( )**

Name of employers, titles and dates of positions held during past five years with an indication of job responsibilities.

Education (degrees, schools, and dates):

Also a Director of the Company [ ] Yes [ ] No

Indicate amount of time to be spent on Company matters if less than full time:

INSTRUCTION: The term "Chief Executive Officer" means the officer of the Company who has been delegated final authority by the board of directors to direct all aspects of the Company's affairs. The term "Chief Operating Officer" means the officer in charge of the actual day-to-day operations of the Company's business. The term "Chief Financial Officer" means the officer having accounting skills who is primarily in charge of assuring that the Company's financial books and records are properly kept and maintained and financial statements prepared.

The term "key personnel" means persons such as vice presidents, production managers, sales managers, or research scientists and similar persons, who are not included above, but who make or are expected to make significant contributions to the business of the Company, whether as employees, independent contractors, consultants or otherwise.

DIRECTORS OF THE COMPANY

33. Number of Directors:________ If Directors are not elected annually, or are elected under a voting trust or other arrangement, explain: INAPPLICABLE

34. Information concerning outside or other Directors (i.e. those not described above):

(A) Name: INAPPLICABLE Age: ____________

Title: ____________

Office Street Address: Telephone No.: ( ) ____________

____

Name of employers, titles and dates of positions held during past five years with an indication of job responsibilities.

Education (degrees, schools, and dates):

(B) Name: INAPPLICABLE Age: ____________

Title: ____________

Office Street Address: Telephone No.: ( ) ____________

____

Name of employers, titles and dates of positions held during past five years with an indication of job responsibilities.

Education (degrees, schools, and dates):

(C) Name: INAPPLICABLE Age: ____________

Title: ____________

Office Street Address: Telephone No.: ( ) ____________

____

Name of employers, titles and dates of positions held during past five years with an indication of job responsibilities.

Education (degrees, schools, and dates):

35. (a) Have any of the Officers or Directors ever worked for or managed a company (including a separate subsidiary or division of a larger enterprise) in the same business as the Company? INAPPLICABLE, COMPANY IN [ ] Yes [✓] No Explain:
START-UP STAGE WHICH BUSINESS IS FIRST OF ITS KIND

(b) If any of the Officers, Directors or other key personnel have ever worked for or managed a company in the same business or industry as the Company or in a related business or industry, describe what precautions, if any, (including the obtaining of releases or consents from prior employers) have been taken to preclude claims by prior employers for conversion or theft of trade secrets, know-how or other proprietary information. NOT

(c) If the Company has never conducted operations or is otherwise in the development stage, indicate whether any of the Officers or Directors has ever managed any other company in the start-up or development stage and describe the circumstances, including relevant dates. INAPPLICABLE, COMPANY IN START-UP STAGE WHICH BUSINESS IS FIRST OF ITS KIND

(d) If any of the Company's key personnel are not employees but are consultants or other independent contractors, state the details of their engagement by the Company. NOT

(e) If the Company has key man life insurance policies on any of its Officers, Directors or key personnel, explain, including the names of the persons insured, the amount of insurance, whether the insurance proceeds are payable to the Company and whether there are arrangements that require the proceeds to be used to redeem securities or pay benefits to the estate of the insured person or a surviving spouse. NOT

36. If a petition under the Bankruptcy Act or any State insolvency law was filed by or against the Company or its Officers, Directors or other key personnel, or a receiver, fiscal agent or similar officer was appointed by a court for the business or property of any such persons, or any partnership in which any of such persons was a general partner at or within the past five years, or any corporation or business association of which any such person was an executive officer at or within the past five years, set forth below the name of such persons, and the nature and date of such actions. NOT

Note: After reviewing the information concerning the background of the Company's Officers, Directors and other key personnel, potential investors should consider whether or not these persons have adequate background and experience to develop and operate this Company and to make it successful. In this regard, the experience and ability of management are often considered the most significant factors in the success of a business.

PRINCIPAL STOCKHOLDERS

37. Principal owners of the Company (those who beneficially own directly or indirectly 10% or more of the common and preferred stock presently outstanding) starting with the largest common stockholder. Include separately all common stock issuable upon conversion of convertible securities (identifying them by asterisk) and show average price per share as if conversion has occurred. Indicate by footnote if the price paid was for a consideration other than cash and the nature of any such consideration. NOT

Class of Shares	Average Price Per Share	No. of Shares Now Held	% of Total	No. of Shares After Offering if All Securities Sold	% of Total
Name: __________					
__________	__________	__________	__________	__________	__________
__________	__________	__________	__________	__________	__________

Office Street Address:

____

____

____

Telephone No. ( )____-________

Principal occupation: ______________________________

38. Number of shares beneficially owned by Officers and Directors as a group: NOT
Before offering: __________shares (_____% of total outstanding)
After offering: a) Assuming minimum securities sold: ______ shares (_____% of total outstanding)
b) Assuming maximum securities sold: ______ shares (_____% of total outstanding)
(Assume all options exercised and all convertible securities converted.)

INSTRUCTION: If shares are held by family members, through corporations or partnerships, or otherwise in a manner that would allow a person to direct or control the voting of the shares (or share in such direction or control — as, for example, a co-trustee) they should be included as being "beneficially owned." An explanation of these circumstances should be set forth in a footnote to the "Number of Shares Now Held." NONE

MANAGEMENT RELATIONSHIPS, TRANSACTIONS AND REMUNERATION

39. (a) If any of the Officers, Directors, key personnel or principal stockholders are related by blood or marriage, please describe. NONE

(b) If the Company has made loans to or is doing business with any of its Officers, Directors, key personnel or 10% stockholders, or any of their relatives (or any entity controlled directly or indirectly by any such persons) within the last two years, or proposes to do so within the future, explain. (This includes sales or lease of goods, property or services to or from the Company, employment or stock purchase contracts, etc.) State the principal terms of any significant loans, agreements, leases, financing or other arrangements. NONE

(c) If any of the Company's Officers, Directors, key personnel or 10% stockholders has guaranteed or co-signed any of the Company's bank debt or other obligations, including any indebtedness to be retired from the proceeds of this offering, explain and state the amounts involved. NONE

40. (a) List all remuneration by the Company to Officers, Directors and key personnel for the last fiscal year: INAPPLICABLE

	Cash	Other
Chief Executive Officer	$______	$______
Chief Operating Officer	______	______
Chief Accounting Officer	______	______
Key Personnel:		
______	______	______
______	______	______
______	______	______
Others:		
______	______	______
______	______	______
______	______	______
Total:	$______	$______
Directors as a group (number of persons__)	$______	$______

(b) If remuneration is expected to change or has been unpaid in prior years, explain: NONE

(c) If any employment agreements exist or are contemplated, describe: NONE

41. (a) Number of shares subject to issuance under presently outstanding stock purchase agreements, stock options, warrants or rights: ______ shares (______ % of total shares to be outstanding after the completion of the offering if all securities sold, assuming exercise of options and conversion of convertible securities). Indicate which have been approved by shareholders. State the expiration dates, exercise prices and other basic terms for these securities. NUMBERS OF SHARES NOT SUBJECT TO ANY AGREEMENTS, OPTIONS, WARRANTS OR RIGHTS

(b) Number of common shares subject to issuance under existing stock purchase or option plans but not yet covered by outstanding purchase agreements, options or warrants: ______ shares.
NUMBER OF COMMON SHARES NOT SUBJECT TO ANY FUTURE BEING COVER

(c) Describe the extent to which future stock purchase agreements, stock options, warrants or rights must be approved by shareholders. FUTURE STOCK PURCHASE NOT SUBJECT TO ANY APPROVED BY SHAREHOLDERS

42. If the business is highly dependent on the services of certain key personnel, describe any arrangements to assure that these persons will remain with the Company and not compete upon any termination:
THE BUSINESS IS ABSOLUTLY NOT DEPENDENT ON THE SERVICES OF KEY PERSONNEL

Note: After reviewing the above, potential investors should consider whether or not the compensation to management and other key personnel directly or indirectly, is reasonable in view of the present stage of the Company's development.

INSTRUCTION: For purposes of Question 39(b), a person directly or indirectly controls an entity if he is part of the group that directs or is able to direct the entity's activities or affairs. A person is typically a member of a control group if he is an officer, director, general partner, trustee or beneficial owner of a 10% or greater interest in the entity. In Question 40, the term "Cash" should indicate salary, bonus, consulting fees, non-accountable expense accounts and the like. The column captioned "Other" should include the value of any options or securities given, any annuity, pension or retirement benefits, bonus or profit-sharing plans, and personal benefits (club memberships, company cars, insurance benefits not generally available to employees, etc.). The nature of these benefits should be explained in a footnote to this column.

LITIGATION

43. Describe any past, pending or threatened litigation or administrative action which has had or may have a material effect upon the Company's business, financial condition, or operations, including any litigation or action involving the Company's Officers, Directors or other key personnel. State the names of the principal parties, the nature and current status of the matters, and amounts involved. Give an evaluation by management or counsel, to the extent feasible, of the merits of the proceedings or litigation and the potential impact on the Company's business, financial condition, or operations.

NO ANY PAST LITIGATION NATURE, AS INDICATED ABOVE, ITEM 43

FEDERAL TAX ASPECTS

44. If the Company is an S corporation under the Internal Revenue Code of 1986, and it is anticipated that any significant tax benefits will be available to investors in this offering, indicate the nature and amount of such anticipated tax benefits and the material risks of their disallowance. Also, state the name, address and telephone number of any tax advisor that has passed upon these tax benefits. Attach any opinion or description of the tax consequences of an investment in the securities by the tax advisor. THE COMPANY IS CORPORATION NOT UNDER IRS CODE OF 1986-
INAPPLICABABLE AS INDICATED ABOVE, ITEM 44

Name of Tax Advisor: ______________________
Address: ______________________
Telephone No. (   )___-________

Note: Potential investors are encouraged to have their own personal tax consultant contact the tax advisor to review details of the tax benefits and the extent that the benefits would be available and advantageous to the particular investor.

MISCELLANEOUS FACTORS

45. Describe any other material factors, either adverse or favorable, that will or could affect the Company or its business (for example, discuss any defaults under major contracts, any breach of bylaw provisions, etc.) or which are necessary to make any other information in this Offering Circular not misleading or incomplete.
NO MATERIAL FACTORS THAT WILL OR COULD AFFECT THE COMPANY OR ITS BUSINESS AS INDICATED ABOVE, ITEM 45

FINANCIAL STATEMENTS

46. Provide the financial statements required by Part F/S of this Offering Circular section of Form 1-A.
THIS OFFERING CIRCULAR SECTION OF FORM 1- A PROVIDE THE FINANCIAL STATEMENTS REQUIRED BY PART F/S, AS INDICATED ABOVE, ITEM 46

MANAGEMENT'S DISCUSSION AND ANALYSIS OF CERTAIN RELEVANT FACTORS

NO CERTAIN RELEVANT FACTORS FOR MANAGEMENT'S DISCAUSSION AND ANALYSING AS INDICATED, ITEM47, ITEM 48, ITEM 49, ITEM 50

NONE EXIST ANY CONDITIONS FOR PERIOD SPECIFIED IN PART F/S TO PROVIDE FINANCIAL STATEMENTS (i. e., BALANCE SHEET· STATEMENTS OF OPERATIONS AND OF INCOME , CASH FLOWS, AND OTHER STOCKHOLDERS EQUITY)

47. If the Company's financial statements show losses from operations, explain the causes underlying these losses and what steps the Company has taken or is taking to address these causes. NONE EXIST ANY CONDITIONS ABOVE

48. Describe any trends in the Company's historical operating results. Indicate any changes now occurring in the underlying economics of the industry or the Company's business which, in the opinion of Management, will have a significant impact (either favorable or adverse) upon the Company's results of operations within the next 12 months, and give a rough estimate of the probable extent of the impact, if possible. INAPPLICABLE
NONE EXIST ANY CONDITIONS ABOVE

49. If the Company sells a product or products and has had significant sales during its last fiscal year, state the existing gross margin (net sales less cost of such sales as presented in accordance with generally accepted accounting principles) as a percentage of sales for the last fiscal year: _____%. What is the anticipated gross margin for next year of operations? Approximately _____%. If this is expected to change, explain. Also, if reasonably current gross margin figures are available for the industry, indicate these figures and the source or sources from which they are obtained.
NONE EXIST ANY CONDITIONS ABOVE

50. Foreign sales as a percent of total sales for last fiscal year: _____%. Domestic government sales as a percent of total domestic sales for last fiscal year: _____%. Explain the nature of these sales, including any anticipated changes:
NONE EXIST ANY CONDITIONS ABOVE

PART III — EXHIBITS

Item 1. Index to Exhibits

(a) An index to the exhibits filed should be presented immediately following the cover page to Part III.

(b) Each exhibit should be listed in the exhibit index according to the number assigned to it under Item 2 below.

(c) The index to exhibits should identify the location of the exhibit under the sequential page numbering system for this Form 1-A.

(d) Where exhibits are incorporated by reference, the reference shall be made in the index of exhibits.

Instructions:

1. Any document or part thereof filed with the Commission pursuant to any Act administered by the Commission may, subject to the limitations of Rule 24 of the Commission's Rules of Practice, be incorporated by reference as an exhibit to any offering statement.
2. If any modification has occurred in the text of any document incorporated by reference since the filing thereof, the issuer shall file with the reference a statement containing the text of such modification and the date thereof.
3. Procedurally, the techniques specified in Rule 411(d) of Regulation C shall be followed.

Item 2. Description of Exhibits

As appropriate, the following documents should be filed as exhibits to the offering statement.

(1) *Underwriting Agreement* — Each underwriting contract or agreement with a principal underwriter or letter pursuant to which the securities are to be distributed; where the terms have yet to be finalized, proposed formats may be provided. NONE

(2) *Charter and by-laws* — The charter and by-laws of the issuer or instruments corresponding thereto as presently in effect and any amendments thereto.

N. Y. S. DEPARTMENT OF STATE
DIVISION OF CORPORATIONS AND STATE RECORDS ALBANY, NY 12231-0001

FILING RECEIPT

ENTITY NAME: MEDICATION RITE, CORP.

DOCUMENT TYPE: INCORPORATION (DOM. BUSINESS) COUNTY: KING

FILED:12/14/2007 DURATION:PERPETUAL CASH#:071214000284 FILM #:071214000269

FILER:

GERSH KORSINSKY
1236 49TH STREET, 4B

BROOKLYN, NY 11219

EXIST DATE

12/14/2007

ADDRESS FOR PROCESS:

THE CORPORATION
1236 49TH STREET, SUITE 4B
BROOKLYN, NY 11219

REGISTERED AGENT:

STOCK: 200 NPV

SERVICE COMPANY: ** NO SERVICE COMPANY ** SERVICE CODE: 00 *

FEES	135.00	PAYMENTS	135.00
FILING	125.00	CASH	0.00
TAX	10.00	CHECK	135.00
CERT	0.00	CHARGE	0.00
COPIES	0.00	DRAWDOWN	0.00
HANDLING	0.00	OPAL	0.00
		REFUND	0.00

DOS-1025 (04/2007)

Corporation Law

The term is used in various senses. It may mean the capital or principal fund of a corporation or joint-stock company, formed by the contributions of subscribers or the sale of shares; the aggregate of a certain number of shares severally owned by the members or stockholders of the corporation or the proportional share of an individual stockholder; also the incorporeal property which is represented by the holding of a certificate of stock; and in a wider and more remote sense, the right of a shareholder to participate in the general management of the company and to share proportionally in its net profits or earnings or in the distribution of assets on dissolution. The term "stock" has also been held to embrace not only capital stock of a corporation but all corporate wealth and resources, subject to all corporate liabilities and obligations.

"Stock" is distinguished from "bonds" and, ordinarily, from "debentures," in that it gives right of ownership in part of assets of corporation and right to interest in any surplus after payment of debt. "Stock" in a corporation is an equity, and it represents an ownership interest, and it is to be distinguished from obligations such as notes or bonds which are not equities and represent no ownership interest.

Certificate of stock. A certificate of a corporation or joint-stock company that named person is owner of designated number of shares of stock. It is merely written evidence of ownership of stock, and of the rights and liabilities resulting from such ownership. It is a document representation of an incorporeal right, and stands on the footing similar to that of other muniments of title.

Discount shares. Shares of stock issued as fully paid and nonassessable for less than the full lawful consideration. Par value shares issued for cash less than par value. Discount shares are considered a species of watered shares and may impose a liability on the recipient equal to the difference between the par value and the cash for which such shares were issued.

Discount stock. *See* Discount shares.

Equity security. A security that represents an equity ownership interest in a corporation, rather than debt. Equity securities are usually considered to be common and preferred shares.

As defined in Bankruptcy Code § 101, term includes: (A) share in a corporation, whether or not transferable or denominated "stock", or similar security; (B) interest of a limited partner in a limited partnership; or (C) warrant or right, other than a right to convert, to purchase, sell, or subscribe to a share, security, or interest of a kind specified in subparagraph (A) or (B).

Par value. The face or stated value of a share of stock or bond. With reference to mortgages or trust deeds, the value of the mortgage based on the balance owing, without discount.

In the case of a common share, par means an arbitrary or nominal dollar amount assigned to the share by the issuing company. Par value may also be used to compute the dollar amount of the common shares on the balance sheet. Par value has little significance so far as market value of common stock is concerned. Many companies today issue no-par stock but give a stated per share value on the balance sheet. In the case of preferred shares and bonds, however, par is important. It often signifies the dollar value upon which dividends on preferred stocks, and interest on bonds, are figured. In the case of bonds and stock, the face value appearing on the certificate is the par value. Those stocks not containing such a statement have no par value.

Bonds are issued at or very near par value, and subsequently trade at either a discount or a premium to this figure, based on the direction of interest rates. Bonds mature at par.

Par value *or* stated value. The Revised Model Business Corporation Act and the statutes of many states have eliminated the concept of par value.

Registration of securities. Recording in the official books of the company of the name and address of the holder of each bond or certificate of stock, with the date of its issue, and, in the case of a transfer of stock from one holder to another, the names of both parties and such other details as will identify the transaction and preserve an official record of its essential facts. Such information is required for paying of dividends, mailing of proxies, annual reports, etc.

Statutory procedure requiring the filing with the S.E.C. of various documents including a prospectus in order for securities to be publicly offered. Clearance must be obtained from the S.E.C. before the securities may be sold. There is no ceiling relative to the number of shares or dollar amount that may be registered. 15 U.S.C. § 77f et seq.

Registration statement. Document required by the Securities Act of 1933 of most companies wishing to issue securities to the public or by the Securities Exchange Act of 1934 of a company wishing to have its securities traded in public markets. The statement discloses financial data, purpose of securities offering, and other items of interest to potential investors. Such statements must be submitted to and approved by the SEC. 15 U.S.C.A. § 77f et seq.

Securities. Stocks, bonds, notes, convertible debentures, warrants, or other documents that represent a share in a company or a debt owed by a company or government entity. Evidences of obligations to pay money or of rights to participate in earnings and distribution of corporate assets. Instruments giving to their legal holders rights to money or other property; they are therefore instruments which have intrinsic value and are recognized and used as such in the regular channels of commerce.

Classes and Types of Corporate Stock

Preferred stock is a separate portion or class of the stock of a corporation, which is accorded, by the charter or by-laws, a preference or priority in respect to dividends, over the remainder of the stock of the corporation, which in that case is called *common stock*. That is, holders of the preferred stock are entitled to receive dividends at a fixed annual rate, out of the net earnings or profits of the corporation, before any distribution of earnings is made to the common stock. If the earnings applicable to the payment of dividends are not more than sufficient for such fixed annual dividend, they will be entirely absorbed by the preferred stock. If they are more than sufficient for the purpose, the remainder may be given entirely to the common stock (which is the more usual custom) or such remainder may be distributed pro rata to both classes of the stock, in which case the preferred stock is said to "participate" with the common. The fixed dividend on preferred stock may be "cumulative" or "non-cumulative." In the former case, if the stipulated dividend on preferred stock is not earned or paid in any one year, it becomes a charge upon the surplus earnings of the next and succeeding years, and all such accumulated and unpaid dividends on the preferred stock must be paid off before the common stock is entitled to receive dividends. In the case of "non-cumulative" preferred stock, its preference for any given year is extinguished by the failure to earn or pay its dividend in that year. If a corporation has no class of preferred stock, all its stock is common stock. The word "common" in this connection signifies that all the holders of such stock are entitled to an equal pro rata division of profits or net earnings, if any there be, without any preference or priority among themselves. *Deferred stock* is rarely issued by American corporations, though it is not uncommon in England. This kind of stock is distinguished by the fact that the payment of dividends upon it is expressly postponed until some other class of stock has received a dividend, or until some certain liability or obligation of the corporation is discharged. If there is a class of "preferred" stock, the common stock may in this sense be said to be "deferred," and the term is sometimes used as equivalent to "common" stock. But it is not impossible that a corporation should have three classes of stock: (1) Preferred, (2) common, and (3) deferred; the latter class being postponed, in respect to participation in profits, until both the preferred and the common stock had received dividends at a fixed rate.

Assented stock. Stock which an owner deposits with a third person in accordance with an agreement by which the owner voluntarily accepts a change in the securities of the corporation.

Assessable stock. Stock which requires the owner to pay more than its cost if the needs of the corporation require.

Authorized stock. That amount of stock which the corporate charter permits the corporation to issue. The shares described in the articles of incorporation which a corporation may issue. Modern corporate practice recommends authorization of more shares than it is currently planned to issue.

Blue-chip stock. Stock of a listed company which has a high grade financial record. *See Listed stock, below.*

Bonus stock. Stock given to an underwriter as compensation for services. Stock given to purchasers as an inducement.

Callable preferred stock. Preferred stock which may be called by the issuing corporation at a prestated price.

Capital stock.

Common stock. Securities which represent an ownership interest in a corporation. If the company has also issued preferred stock, both common and preferred have ownership rights. The preferred normally is limited to a fixed dividend but has prior claim on dividends and, in the event of liquidation, assets. Claims of both common and preferred stockholders are junior to claims of bondholders or other creditors of the company. Common stockholders assume the greater risk, but generally exercise the greater control and may gain the greater reward in the form of dividends and capital appreciation. The terms common stock and capital stock are often used interchangeably when the company has no preferred stock.

Control stock. That amount of capital stock which permits the owner to control the corporation. It is not necessarily a majority of the shares.

Convertible stock. Stock which may be changed or converted into common stock.

Cumulative preferred. A stock having a provision that if one or more dividends are omitted, the omitted dividends must be paid before dividends may be paid on the company's common stock.

Cumulative stock. A type of stock on which unpaid dividends accumulate until paid. They must be paid totally before the common stockholders receive their dividends. *See Cumulative preferred, above.*

Donated stock. Stock transferred to the corporation by the stockholders for resale.

Floating stock. That part of a corporation's stock which is on the open market for speculation. Stock not yet bought by public holders.

Growth stock. Stock purchased with a view towards appreciation in value rather than dividend income.

Guaranteed stock. Usually preferred stock on which dividends are guaranteed by another company, under much the same circumstances as a bond is guaranteed.

Guaranty stock. Stock in a savings and loan association in some states which yields all dividends to the holders after dividends to depositors or savers.

Issued stock. Stock which has been authorized and actually sold to subscribers. It may include treasury stock.

Letter stock. Stock received by a buyer who gives the seller a letter stating that he will hold such stock and not reoffer it to others. Such stock need not be registered under the Securities Act of 1933. *See also* Letter stock.

Listed stock. The stock of a company which is traded on a securities exchange, and for which a listing application and a registration statement, giving detailed information about the company and its operations, have been filed with the Securities and Exchange Commission, unless otherwise exempted, and with the exchange itself. The various stock exchanges have different standards for listing.

Nonassessable stock. Stock which cannot be assessed (*i.e.* holder cannot be assessed) in the event of failure or insolvency of the corporation. Most all stock is nonassessable.

Noncumulative preferred stock. Type of preferred stock which yields no dividend once the dividend is passed. *Contrast Cumulative preferred, above.*

Noncumulative stock. A preferred stock on which unpaid dividends do not accrue. Omitted dividends are, as a rule, gone forever.

Nonvoting stock. Stock to which no rights to vote attach. Such shares may be created in most states; in some states, however, nonvoting shares may be entitled to vote as a class on certain proposed changes adversely affecting that class as such.

No par stock. Stock without par value but which represents a proportionate share of the ownership of a corporation based on the number of shares. Such shares are issued for the consideration designated by the board of directors; such consideration is allocated to stated capital unless the directors or shareholders determine to allocate a portion to capital surplus. A corporation may have both par and no par value stock.

Outstanding stock. Stock issued and in the hands of stockholders and such does not include treasury stock.

Paid up stock. Stock for which full payment has been made to the corporation.

Participation preferred stock. A preferred stock which is entitled to its stated dividend and, also, to additional dividends on a specified basis upon payment of dividends on the common stock.

Participation stock. In general, stock which permits the holder to participate in the profits and surplus.

Par value stock. Stock which originally had a fixed value arrived at by dividing the total value of capital stock by the number of shares to be issued. The par value does not bear a necessary relation to the actual value of the stock because of the part which surplus plays in valuation.

Penny stock. Generally, highly speculative stock which can be purchased for under a dollar a share.

Preferred stock. A class of stock with a claim on the company's earnings before payment may be made on the common stock and usually entitled to priority over common stock if company liquidates. Usually entitled to dividends at a specified rate—when declared by the Board of Directors and before payment of a dividend on the common stock—depending upon the terms of the issue.

Premium stock. Stock which carries a premium for trading as in the case of short selling.

Redeemable stock. Generally preferred stock which can be called in and retired. It is redeemable at par.

Registered stock. Stock registered under federal Securities Act. *See also Listed stock, above.*

Restricted stock. Stock to which is attached restrictions as to transferability.

Stock options. See Stock option, below.

Stock redemption. See Stock redemption, below.

Stock rights. See Stock rights, below.

Stock split. See Stock split, below.

Subscribed stock.

Treasury stock. Stock issued by a company but later re-acquired. It may be held in the company's treasury indefinitely, reissued to the public, or retired. Treasury stock receives no dividends and has no vote while held by the company. The Revised Model Business Corporation Act and the statutes of several states have eliminated the concept of treasury shares.

Unissued stock. Stock authorized by the corporate charter but not yet distributed to stockholders and subscribers.

Unlisted stock. Stock not listed on one of the stock exchanges but traded over the counter or privately.

Voting stock. Stock which carries the right to vote for directors, etc.

Watered stock. Stock issued for inadequate consideration. *See also* Watered stock.

Law of Descent

The term is used, metaphorically, to denote the original progenitor of a family, or the ancestor from whom the persons in question are all descended; such descendants being called "branches." Matter of Samson's Estate, 139 Misc. 490, 249 N.Y.S. 79, 83.

Generally

Capital stock. See Capital *(Capital stock).*

Certificate of stock. See Certificate; Share certificate.

Exchange of stock. See Exchange.

Public stocks. The funded or bonded debt of a government or state.

Stock association. A joint-stock company *(q.v.)*.

Stock attribution. See Attribution.

Stock bailout. A species of stock redemption in the form of a preferred stock dividend formerly tax free, but now governed by I.R.C. § 306.

Stockbroker. One who buys or sells stock as agent of another.

Stock certificate. See Certificate of stock; Share certificate.

Stock control. Type of inventory management by which a business maintains perpetual records of its inventory.

Stock corporation. A corporation having a capital stock divided into shares, and which is authorized by law to distribute to the holders thereof dividends or shares of the surplus profits of the corporation.

Stock dividend. Distributing stock as a dividend. It is a proportional distribution of shares without payment of consideration to existing shareholders. If the dividend is common stock declared on common stock, the only result other than to reduce the value of each share of common and to maintain the proportionate interest of each stockholder is to transfer part of surplus to the stock account. To be distinguished from a cash dividend or a stock split (*see below*). *See also* Dividend.

Stock exchange. The place at which shares of stock are bought and sold. Any organization, association, or group of persons, whether incorporated or unincorporated, which constitutes, maintains, or provides a marketplace or facilities for bringing together purchasers and sellers of securities. *See Stock market, below.*

Stock insurance company. An insurance company whose shares are held by the public and which pays dividends in contrast to a mutual insurance company whose assets are owned by the policyholders who receive dividends when available.

Stock in trade. The inventory carried by a retail business for sale in the ordinary course of business. Also, the tools and equipment owned and used by a tradesman.

Stock jobber. A dealer in stock; one who buys and sells stock on his own account on speculation.

Stock law district. A district in which stock is by law prohibited from running at large.

Stock life insurance company. One in which capital stock investment is made by subscribers to stock, and business is thereafter conducted by board of directors elected by its stockholders, and, subject to statutes, distribution of earnings or profits, as between stockholders and policyholders, is determined by board of directors.

Stock market. The organized trading of securities through the various stock exchanges and over-the-counter markets. The largest stock market in the United States is the New York Stock Exchange.

Stock note. The term has no technical meaning, and may as well apply to a note given on the sale of stock which the bank had purchased or taken in the payment of doubtful debts as to a note given on account of an original subscription to stock.

Stock option. The right to buy a designated stock, if holder of option chooses, at any time within specified period, at determinable price, or to sell designated stock within an agreed period at determinable price.

In addition to its use for investment purposes, such options are often granted to management and key employees as a form of incentive compensation. The term "stock option" is used when the right is issued other than pro rata to all existing shareholders. When so issued to all existing stockholders, the option is called a "stock right." For "restricted," "qualified," and "non-qualified" stock options, *see* Option. *See also* Call; Incentive stock option; Put; Put option; Warrant.

Stock option contract. A negotiable instrument which gives the holder the right to buy or sell a certain number of shares of the corporation's stock within a fixed period of time for a certain price. *See also* Option.

Stock power. A power of attorney permitting a person other than the owner of the stock to transfer legally the title of ownership to a third party.

Stock purchase plan. A plan by which employees of a corporation are allowed to purchase shares of corporate stock.

Stock redemption. A partial or complete liquidation of corporate stock by the corporation with varying tax consequences depending upon the type of redemption. It generally consists in the buy back by the corporation of its own stock. The redemption of the stock of a shareholder by the issuing corporation is generally treated as a sale or exchange of the stock unless the redemption is a dividend. I.R.C. §§ 301 and 302. A public corporation might redeem its stock for the purpose of "going private", or as a defense to a hostile takeover attempt. *See also Stock bailout, above.*

Stock repurchase plan. A program by which a corporation buys back its own shares in the open market. It is usually done when the corporation believes its shares are undervalued by the market.

Stock rights. The privilege to subscribe to new stock issues or to purchase stock. Usually, rights are contained in securities called warrants and the warrants can be sold to others. A right to purchase stock issued pro rata to existing shareholders. Sometimes issued on a "when, as, and if" basis, that is, the holder can buy the stock when it is issued, on such basis or of such kind as is issued, and if it is issued.

A document (*i.e.* negotiable certificate) which gives an existing stockholder the privilege of buying additional stock of a corporation. The right has a value of its own because generally the holder may buy such additional stock at a price less than the market quotation. Rights are traded in the market. A stock right differs from a warrant to the extent that a right gives a privilege of buying additional stock of the same kind whereas a warrant may permit a preferred stockholder to buy common stock.

Stock split. The issuance of a number of new shares in exchange for each old share held by a stockholder resulting in a proportional change in the number of shares owned by each stockholder. Share splits, or stock splits, may be (a) split-ups, where one share is split into a larger number of shares, or (b) reverse splits, or split-downs, where a number of shares are combined to form a smaller number of shares. Share splits involve no transfer from surplus to stated capital or any changes except adjustments in par value or stated value per share, when applicable, so that the same stated capital which represented the issued shares before the split properly represents the changed number of shares after the split. A split-up requires not only board of directors action, but often requires advance shareholder approval as well when the articles of incorporation must be amended to change the par value or stated value of shares and also, when necessary, to authorize additional shares. The usual accounting treatment for a share split is to do nothing except to reflect the different (usually increased) number of issued shares and any changes in par or stated value.

A common purpose of a stock split is to reduce the per share market price in order to make for wider trading and a resulting higher per share value (*i.e.* price).

Stock subscription. An agreement (by a subscriber) with the corporation to purchase its stock. *See Stock rights,*

Stock swap. In corporate reorganization, an exchange of stock in one corporation for the stock of another corporation.

Stock transfer agent.

Stock transfer tax. A tax imposed on the transfer of stock and based on the market value of the stock.

Stock warrant. A certificate evidencing the right to buy shares of stock and commonly attached to preferred stock and bonds. It generally has an expiration date before which the warrant must be exercised.

Tainted stock. Stock owned by a person who is disqualified for some reason from serving as a plaintiff in a derivative action. The shares are "tainted" because for policy reasons a good faith transferee of such shares will also be disqualified from serving as a plaintiff.

Stockholder (Shareholder). A person who owns shares of stock in a corporation or joint-stock company. Referred to as "Shareholder" under Rev. Model Bus.Corp. Act and a number of state statutes, and defined in Model Act (§ 1.40) as "the person in whose name shares are registered in the records of a corporation or the beneficial owner of shares to the extent of the rights granted by a nominee certificate on file with a corporation." *See also* Beneficial holders of securities; Majority stockholder; Minority stockholder.

Watered stock.

Stockholder's derivative action. An action by a stockholder for purpose of sustaining in his own name a right of action existing in corporation itself, where corporation would be an appropriate plaintiff. It is based upon two distinct wrongs: The act whereby corporation was caused to suffer damage, and act of corporation itself in refusing to redress such act. Procedure in such actions is governed by Fed.R.Civil P. 23.1.

Stockholder's equity. The total of a firm's stock at par, contributed capital in excess of par, and retained earnings accounts summarized on the balance sheet. It is sometimes called the *book value* of the firm, *owners' equity,* or *net worth.*

Stockholder's liability. Phrase is frequently employed to denote stockholder's statutory, added or double liability for corporation's debts, notwithstanding full payment for stock, but is often employed where stockholder, agreeing to pay full par value of stock, obtained stock certificate before complete payment or where stock, only partly paid for, is intentionally issued by corporation as fully paid up and all or part of purported consideration therefor is entirely fictitious.

Stockholders' representative action. An action brought or maintained by a stockholder in behalf of himself and all others similarly situated.

Securities Investor Protection Act. Federal law which established Securities Investor Protection Corp., which, though not an agency of the U.S. Government, is designed to protect investors and help brokers and dealers in financial trouble. 15 U.S.C.A. §§ 78aaa *et seq.*

Securities offering. *See* Issue *(Securities)*; Offering; Registration of securities; Underwrite.

"Security" includes any note, stock, treasury stock, bond, debenture, evidence of indebtedness, certificate of interest or participation in an oil, gas or mining title or lease or in payments out of production under such a title or lease, collateral trust certificate, transferable share, voting trust certificate or, in general, any interest or instrument commonly known as a security, or any certificate of interest or participation, any temporary or interim certificate, receipt or certificate of deposit for, or any warrant or right to subscribe to or purchase, any of the foregoing. Uniform Probate Code, § 1-201.

For purposes of the Securities Act of 1933 and the Securities Exchange Act of 1934, the term "security" embraces all investment contracts, and the test is whether the investment is made in a common enterprise which is premised upon the reasonable expectation of profits solely from the managerial or entrepreneurial efforts of others; such test contains three elements: the investment of money; a common enterprise; and profits or returns derived solely from efforts of others.

Securities. Stocks, bonds, notes, convertible debentures, warrants, or other documents that represent a share in a company or a debt owed by a company or government entity. Evidences of obligations to pay money or of rights to participate in earnings and distribution of corporate assets. Instruments giving to their legal holders rights to money or other property; they are therefore instruments which have intrinsic value and are recognized and used as such in the regular channels of commerce.

Securities Act of 1933. Federal law which provides for registration of securities which are to be sold to the public and for complete information as to the issuer and the stock offering. 15 U.S.C.A. § 77a *et seq.* *See also* Registration of securities; Securities Exchange Act of 1934.

Securities Acts. Federal and state statutes governing the registration, offering, sale, etc. of securities. Major federal acts include the Securities Act of 1933 and the Securities Exchange Act of 1934 *(q.v.).* Such federal acts are administered by the Securities and Exchange Commission. The majority of the states have adopted the Uniform Securities Act.

Securities and Exchange Commission. The federal agency which administers such laws as the Securities Act of 1933, the Securities Exchange Act of 1934, the Trust Indenture Act of 1939, the Public Utility Holding Company Act of 1935, the Investment Adviser's Act of 1940 and the Investment Company Act of 1940. 15 U.S.C.A. § 78(d).

Security. Protection; assurance; indemnification. The term is usually applied to an obligation, pledge, mortgage, deposit, lien, etc., given by a debtor in order to assure the payment or performance of his debt, by furnishing the creditor with a resource to be used in case of failure in the principal obligation. Collateral given by debtor to secure loan. Document that indicates evidence of indebtedness. The name is also sometimes given to one who becomes surety or guarantor for another.

Test for a "security" under securities laws is whether the scheme involves an investment of money in a common enterprise with profits to come solely from the efforts of others so that whenever an investor relinquishes control over his funds and submits their control to another for the purpose and hopeful expectation of deriving profits therefrom he is in fact investing his funds in a security. Investment Co. Institute v. Camp, D.C.D.C., 274 F.Supp. 624, 642. "Security" under Securities Act of 1933, means investment in common enterprise in which investors are purchasing interest and where growth of that investment is to result from efforts of promoter.

"Security" includes any note, stock, treasury stock, bond, debenture, evidence of indebtedness, certificate of interest or participation in an oil, gas or mining title or lease or in payments out of production under such a title or lease, collateral trust certificate, transferable share, voting trust certificate or, in general, any interest or instrument commonly known as a security, or any certificate of interest or participation, any temporary or interim certificate, receipt or certificate of deposit for, or any warrant or right to subscribe to or purchase, any of the foregoing. Uniform Probate Code. § 1-201.

For purposes of the Securities Act of 1933 and the Securities Exchange Act of 1934, the term "security" embraces all investment contracts, and the test is whether the investment is made in a common enterprise which is premised upon the reasonable expectation of profits solely from the managerial or entrepreneurial efforts of others; such test contains three elements: the investment of money; a common enterprise; and profits or returns derived solely from efforts of others.

The term "security" means any bond, debenture, note or certificate or other evidence of indebtedness, issued by a corporation or a government or political subdivision thereof, with interest coupons or in registered form, share of stock, voting trust certificate, or any certificate of interest or participation in, certificate of deposit or receipt for, temporary or interim certificate for, or warrant or right to subscribe to or purchase, any of the foregoing; negotiable instrument; or money. I.R.C. § 6323(h)(4).

As defined in the Bankruptcy Code § 101, "security" includes: note, stock, treasury stock, bond, debenture, collateral trust certificate, preorganization certificate or subscription, transferable share, voting-trust certificate, certificate of deposit, investment contract or certificate of interest, etc.

Under the U.C.C. (§ 8-102), a security is either a "certificated" or "uncertificated" security.

Certificated security. A "certificated security" is a share, participation, or other interest in property of or an enterprise of the issuer or an obligation of the issuer which is (i) represented by an instrument issued in bearer or registered form; (ii) of a type commonly dealt in on securities exchanges or markets or commonly recognized in any area in which it is issued or dealt in as a medium for investment; and (iii) either one of a class or series or by its terms divisible into a class or series of shares, participations, interests, or obligations. U.C.C. § 8-102(1)(a).

Equity security. The term "equity security" means any stock or similar security; or any security convertible, with or without consideration, into such a security; or carrying any warrant or right to subscribe to or purchase such a security; or any such warrant or right; or any other security which the Securities and Exchange Commission shall deem to be of similar nature and consider necessary or appropriate, by such rules and regulations as it may prescribe in the public interest or for the protection of investors, to treat as an equity security. Securities Exchange Act. § 3; 15 U.S.C.A. § 78c(11).

(A) share in a corporation, whether or not transferable or denominated "stock", or similar security; (B) interest of a limited partner in a limited partnership; or (C) warrant or right, other than a right to convert, to purchase, sell, or subscribe to a share, security, or interest of a kind specified in subparagraph (A) or (B) of this paragraph. Bankruptcy Code § 101.

Exempted security. A security which is not required to be registered under the provisions of the Securities Exchange Act. 15 U.S.C.A. §§ 77c, 78c(12).

Security interest. Interest in property obtained pursuant to security agreement. In re Wilson, Bkrtcy.Pa., 25 B.R. 61, 63. A form of interest in property which provides that the property may be sold on default in order to satisfy the obligation for which the security interest is given.

The term "security interest" means any interest in property acquired by contract for the purpose of securing payment or performance of an obligation or indemnifying against loss or liability. A security interest exists at any time, (A) if, at such time, the property is in existence and the interest has become protected under local law against a subsequent judgment lien arising out of an unsecured obligation, and (B) to the extent that, at such time, the holder has parted with money or money's worth. I.R.C. § 6323(h).

Offering. An issue of securities offered for sale to the public or private group. Securities offerings are generally of two types: primary (proceeds going to the company for some lawful purpose) and secondary (where the funds go to a person other than the company; *i.e.*, selling stockholders). Primary offerings are also termed "new issues" as they involve the issuance of securities not previously offered and sold. *See also* Issue; Letter of comment; Prospectus; Red herring; Registration statement; Secondary distribution; Secondary offering; Tombstone ad; Underwrite.

Private offerings. An offering made to a limited number of persons, who are so well-informed concerning the affairs of a company, through the possession of information which would be found in a registration statement, that they do not require the protection afforded by the disclosure provisions of the Securities Act of 1933. Sale of unregistered stock which is exempt from securities laws.

Public offerings. The offering of securities at random and in general to anyone who will buy, and whether solicited or unsolicited. Sale of stock to the public in contrast to a "private" offering or placement. Public offerings are generally regulated by federal and state laws and regulations. *See also* Underwrite.

Undigested offering. Newly issued shares and bonds that remain undistributed because there is insufficient public demand at the offer price. *See also* Underwrite.

Offering circular. An offering circular is required to be filed with the S.E.C. and distributed with any securities offerings. The content of such is similar to the prospectus (*q.v.*) and is governed by S.E.C. rules and regulations.

Offering price. Per share price at which new or secondary offering of stock is sold.

Equity security. A security that represents an equity ownership interest in a corporation, rather than debt. Equity securities are usually considered to be common and preferred shares.

As defined in Bankruptcy Code § 101, term includes: (A) share in a corporation, whether or not transferable or denominated "stock", or similar security; (B) interest of a limited partner in a limited partnership; or (C) warrant or right, other than a right to convert, to purchase, sell, or subscribe to a share, security, or interest of a kind specified in subparagraph (A) or (B).

Shareholder.

Share of corporate stock. The unit into which the proprietary interests in a corporation are divided.

A proportional part of certain rights in a corporation during its existence, and in the assets upon dissolution, and evidence of the stockholder's ratable share in the distribution of the assets on the winding up of the corporation's business.

A unit of stock representing ownership in a corporation. "Share" means the unit into which the proprietary interests in a corporation are divided. Rev. Model Bus. Corp. Act, § 1.40. *See also* Distributive share; Share of corporate stock; Stock.

Share certificate. An instrument of a corporation certifying that the person therein named is entitled to a certain number of shares; it is prima facie evidence of his title thereto. Document which evidences participation in a voting trust of shares of a corporation.

Watered stock. Stock issued by corporation for less than full and adequate consideration. Stock which is issued by a corporation as fully paid-up stock, when in fact the whole amount of the par value thereof has not been paid in. Stock issued as bonus or otherwise without consideration or issued for a sum of money less than par value, or issued for labor, services, or property which at a fair valuation is less than the par value.

Stockholder (Shareholder). A person who owns shares of stock in a corporation or joint-stock company. Referred to as "Shareholder" under Rev. Model Bus.Corp. Act and a number of state statutes, and defined in Model Act (§ 1.40) as "the person in whose name shares are registered in the records of a corporation or the beneficial owner of shares to the extent of the rights granted by a nominee certificate on file with a corporation." *See also* Beneficial holders of securities; Majority stockholder; Minority stockholder.

Share, A unit of stock representing ownership in a corporation. "Share" means the unit into which the proprietary interests in a corporation are divided. Rev. Model Bus. Corp. Act, § 1.40. *See also* Distributive share; Share of corporate stock; Stock.

Share and share alike. In equal shares or proportions. The words commonly indicate per capita division; and they may be applied to a division between classes as well as to a division among individuals. *See* Per capita.

Share certificate. An instrument of a corporation certifying that the person therein named is entitled to a certain number of shares; it is prima facie evidence of his title thereto. Document which evidences participation in a voting trust of shares of a corporation.

Share of corporate stock. The unit into which the proprietary interests in a corporation are divided. Rev. Model Bus. Corp. Act. § 1.40. A proportional part of certain rights in a corporation during its existence, and in the assets upon dissolution, and evidence of the stockholder's ratable share in the distribution of the assets on the winding up of the corporation's business. *See* Share certificate; Stock.

Share split. *See* Stock *(Stock split)*.

Share-warrant to bearer. A warrant or certificate of a corporation, stating that the bearer of the warrant is entitled to a certain number or amount of fully paid up shares or stock. Coupons for payment of dividends may be annexed to it. Delivery of the share-warrant operates as a transfer of the shares or stock.

Shelf registration. A procedure whereby a company is permitted to register (with SEC) all the debt and equity securities it plans to sell over the next several years. The company can then sell these securities whenever it chooses (*e.g.*, in the most favorable market) without a registration delay. See SEC Rule 415.

Shelley's Case, Rule in. "When the ancestor, by any gift or conveyance, taketh an estate of freehold, and in the same gift or conveyance an estate is limited, either mediately or immediately, to his heirs in fee or in tail, 'the heirs' are words of limitation of the estate, and not words of purchase." 1 Co.Rep. 93b (1581). This rule has also been expressed as follows: "Where a person takes an estate of freehold, legally, or equitably, under a deed, will, or other writing, and in the same instrument there is a limitation by way of remainder, either with or without the interposition of another estate, of any interest of the same legal or equitable quality to his heirs, or heirs of his body, as a class of persons to take in succession from generation to generation, the limitation to the heirs entitles the ancestor to the whole estate." In re Thorne's Estate, 344 Pa. 503, 25 A.2d 811, 819.

Intimately connected with the quantity of estate which a tenant may hold in realty is the antique feudal doctrine generally known as the "Rule in Shelley's Case," which is reported by Lord Coke in 1 Coke, 93*b* (23 Eliz. in C.B.). This rule was not first laid down or established in that case, but was then simply admitted in argument as a well-founded and settled rule of law.

Stockholder's derivative action. An action by a stockholder for purpose of sustaining in his own name a right of action existing in corporation itself, where corporation would be an appropriate plaintiff. It is based upon two distinct wrongs: The act whereby corporation was caused to suffer damage, and act of corporation itself in refusing to redress such act. Procedure in such actions is governed by Fed.R.Civil P. 23.1.

Stockholder's equity. The total of a firm's stock at par, contributed capital in excess of par, and retained earnings accounts summarized on the balance sheet. It is sometimes called the *book value* of the firm, *owners' equity*, or *net worth*.

Stockholder's liability. Phrase is frequently employed to denote stockholder's statutory, added or double liability for corporation's debts, notwithstanding full payment for stock, but is often employed where stockholder, agreeing to pay full par value of stock, obtained stock certificate before complete payment or where stock, only partly paid for, is intentionally issued by corporation as fully paid up and all or part of purported consideration therefor is entirely fictitious.

Stockholders' representative action. An action brought or maintained by a stockholder in behalf of himself and all others similarly situated. *See also* Stockholder's derivative action.

Par value. The face or stated value of a share of stock or bond. With reference to mortgages or trust deeds, the value of the mortgage based on the balance owing, without discount.

In the case of a common share, par means an arbitrary or nominal dollar amount assigned to the share by the issuing company. Par value may also be used to compute the dollar amount of the common shares on the balance sheet. Par value has little significance so far as market value of common stock is concerned. Many companies today issue no-par stock but give a stated per share value on the balance sheet. In the case of preferred shares and bonds, however, par is important. It often signifies the dollar value upon which dividends on preferred stocks, and interest on bonds, are figured. In the case of bonds and stock, the face value appearing on the certificate is the par value. Those stocks not containing such a statement have no par value.

Bonds are issued at or very near par value, and subsequently trade at either a discount or a premium to this figure, based on the direction of interest rates. Bonds mature at par.

Par value *or* stated value. The Revised Model Business Corporation Act and the statutes of many states have eliminated the concept of par value.

Common stock. Class of corporate stock which represents the residual ownership of the corporation. Holders of common stock have voting powers (to, for example, select directors of corporation) and to participate in the profits of the corporation by way of dividends (but only after preferred stockholders have been paid their dividends). Such stock is last to share in property of corporation on dissolution (after demands of creditors and senior security holders are satisfied).

Securities offering. A public offering of securities of an issuer, whether by an underwriter, statutory underwriter or by the issuer itself. Such offering may be *controlled, i.e.* an offering to the public of securities by selling stockholders or an issuer through a broker-dealer acting as an underwriter for such persons pursuant to a formal underwriting arrangement; or *uncontrolled, i.e.* an offering to the public of securities by selling stockholders on a random basis through any number of brokers who are willing to assist such persons; or an offering to the public by such persons without the use of a broker.

Statutes of distribution. State laws prescribing the manner of the distribution of the estate of an intestate among his heirs or relatives.

Trust. The amount paid or credited to the beneficiaries of a trust. The payment may be in the form of cash or property and is generally income to the beneficiary. I.R.C. § 643(a).

Distribution in kind. A transfer of property "as is." If, for example, a corporation distributes land to its shareholders, a distribution in kind has taken place. A sale of land followed by a distribution of the cash proceeds would not be a distribution in kind of the land. *See also* Like-kind exchange.

Distributive share. The share or portion which a given heir receives on the legal distribution of an intestate estate; or from a dissolved partnership.

Sometimes, by an extension of meaning, the share or portion assigned to a given person on the distribution of any estate or fund, as, under an assignment for creditors or under insolvency proceedings.

Distribution in liquidation. Distribution of assets upon dissolution of corporation. Liquidating dividend is amount distributed in complete or partial liquidation of corporation and such amount is treated as in full payment for the stock of the corporation. I.R.C. § 331(a). *Compare* Nonliquidating distribution.

Distributive. That which exercises or accomplishes distribution; that which apportions, divides, and assigns in separate items or shares.

Distributive clause. That provision in trust which governs distribution of income and ultimate distributions or gifts over.

Distributive deviation. Distribution of principal to income beneficiaries for whom income is inadequate, without the consent of the remaindermen who are entitled to receive the entire principal at a later time under the terms of the trust.

Distressed property. Property that must be sold because of mortgage foreclosure or on probate of insolvent estate.

Distressed sale. Form of liquidation sale (*e.g.* "going out of business" sale) in which the seller receives less for his goods than he would under normal selling conditions.

Distributable net income (DNI). The measure that limits the amount of the distributions from estates and trusts that the beneficiaries thereof will have to include in income. Also, DNI limits the amount that estates and trusts can claim as a deduction for such distributions. I.R.C. § 643(a).

Distribute. To deal or divide out in proportion or in shares. *See* Distribution.

In criminal law, a person "distributes" a dangerous drug when he sells, transfers, gives or delivers to another, or leaves, barters or exchanges with another, or offers or agrees to do the same. State v. Schofill, 63 Haw. 77, 621 P.2d 364, 368.

Distributee /dɪstribyuwtíy/. An heir; a person entitled to share in the distribution of an estate. This term is used to denote one of the persons who is entitled, under the statute of distributions, to the personal estate of one who is dead intestate. *See also* Beneficiary.

Distribution. The giving out or division among a number, sharing or parceling out, allotting, dispensing, apportioning.

Corporate. A direct or indirect transfer of money or other property (except its own shares) or incurrence of indebtedness by a corporation to or for the benefit of its shareholders in respect of any of its shares. A distribution may be in the form of a declaration or payment of a dividend; a purchase, redemption, or other acquisition of shares; a distribution of indebtedness; or otherwise. Rev. Model Bus.Corp. Act, § 1.40.

Securities Exchange Act of 1934. A federal law which governs the operation of stock exchanges and over the counter trading. It requires, among other things, publication of information concerning stocks which are listed on these exchanges. 15 U.S.C.A. § 78 *et seq.* *See also* Securities Act of 1933.

Securities exchanges. Markets for the purchase and sale of traditional securities at which brokers for purchasers and sellers may affect transactions. The best known and largest securities exchange is the New York Stock Exchange.

Auction /ókshən/. An auction is a public sale of property to the highest bidder by one licensed and authorized for that purpose. The auctioneer is employed by the seller and is primarily his agent. However, when the property is struck off he is also the agent of the buyer to the extent of binding the parties by his memorandum of sale, thus satisfying the statute of frauds.

A sale by auction is complete when the auctioneer so announces by the fall of the hammer or in other customary manner. Such a sale is with reserve unless the goods are in explicit terms put up without reserve. U.C.C. § 2-328.

Dutch auction. A method of sale by auction which consists in the public offer of the property at a price beyond its value, and then gradually lowering the price until some one becomes the purchaser.

Auctionariæ /òksh(iy)ənériyiy/. Catalogues of goods for public sale or auction.

Auctionarius /òksh(iy)ənériyəs/. A seller; a regrator; a retailer; one who bought and sold; an auctioneer, in the modern sense. One who buys poor, old, worn-out things to sell again at a greater price.

Auctioneer. A person authorized or licensed by law to sell lands or goods of other persons at public auction. One who sells goods at public auction for another on commission, or for a recompense.

Auctioneers differ from *brokers*, in that the latter may both buy and sell, whereas auctioneers can only sell; also brokers may sell by private contract only, and auctioneers by public auction only.

Attribution. Under certain circumstances, the tax law applies attribution rules to assign to one taxpayer the ownership interest of another taxpayer. If, for example, the stock of X Corporation is held 60% by M and 40% by S, M may be deemed to own 100% of X Corporation if M and S are mother and son. In such a case, the stock owned by S is attributed to M. Stated differently, M has a 60% "direct" and a 40% "indirect" interest in X Corporation. It can also be said that M is the "constructive" owner of S's interest.

(3) *Instruments defining the rights of security holders* —

(a) All instruments defining the rights of any holder of the issuer's securities, including but not limited to (i) holders of equity or debt securities being issued; (ii) holders of long-term debt of the issuer, and of all subsidiaries for which consolidated or unconsolidated financial statements are required to be filed.

(b) The following instruments need not be filed if the issuer agrees to provide them to the Commission upon request: (i) instruments defining the rights of holders of long-term debt of the issuer and all of its subsidiaries for which consolidated financial statements are required to be filed if such debt is not being issued pursuant to this Regulation A offering and the total amount of such authorized issuance does not exceed 5% of the total assets of the issuer and its subsidiaries on a consolidated basis; (ii) any instrument with respect to a class of securities which is to be retired or redeemed prior to the issuance or upon delivery of the securities being issued pursuant to this Regulation A offering and appropriate steps have been taken to assure such retirement or redemption; and (iii) copies of instruments evidencing scrip certificates or fractions of shares.

Securities. Stocks, bonds, notes, convertible debentures, warrants, or other documents that represent a share in a company or a debt owed by a company or government entity. Evidences of obligations to pay money or of rights to participate in earnings and distribution of corporate assets. Instruments giving to their legal holders rights to money or other property; they are therefore instruments which have intrinsic value and are recognized and used as such in the regular channels of commerce.

The term is used in various senses. It may mean the capital or principal fund of a corporation or joint-stock company, formed by the contributions of subscribers or the sale of shares; the aggregate of a certain number of shares severally owned by the members or stockholders of the corporation or the proportional share of an individual stockholder; also the incorporeal property which is represented by the holding of a certificate of stock; and in a wider and more remote sense, the right of a shareholder to participate in the general management of the company and to share proportionally in its net profits or earnings or in the distribution of assets on dissolution. The term "stock" has also been held to embrace not only capital stock of a corporation but all corporate wealth and resources, subject to all corporate liabilities and obligations.

"Stock" is distinguished from "bonds" and, ordinarily, from "debentures," in that it gives right of ownership in part of assets of corporation and right to interest in any surplus after payment of debt. "Stock" in a corporation is an equity, and it represents an ownership interest, and it is to be distinguished from obligations such as notes or bonds which are not equities and represent no ownership interest.

Certificate of stock. A certificate of a corporation or joint-stock company that named person is owner of designated number of shares of stock. It is merely written evidence of ownership of stock, and of the rights and liabilities resulting from such ownership. It is a document representation of an incorporeal right, and stands on the footing similar to that of other muniments of title.

Equity security. A security that represents an equity ownership interest in a corporation, rather than debt. Equity securities are usually considered to be common and preferred shares.

As defined in Bankruptcy Code § 101, term includes: (A) share in a corporation, whether or not transferable or denominated "stock", or similar security; (B) interest of a limited partner in a limited partnership; or (C) warrant or right, other than a right to convert, to purchase, sell, or subscribe to a share, security, or interest of a kind specified in subparagraph (A) or (B).

Par value. The face or stated value of a share of stock or bond. With reference to mortgages or trust deeds, the value of the mortgage based on the balance owing, without discount.

In the case of a common share, par means an arbitrary or nominal dollar amount assigned to the share by the issuing company. Par value may also be used to compute the dollar amount of the common shares on the balance sheet. Par value has little significance so far as market value of common stock is concerned. Many companies today issue no-par stock but give a stated per share value on the balance sheet. In the case of preferred shares and bonds, however, par is important. It often signifies the dollar value upon which dividends on preferred stocks, and interest on bonds, are figured. In the case of bonds and stock, the face value appearing on the certificate is the par value. Those stocks not containing such a statement have no par value.

Par value *or* stated value. The Revised Model Business Corporation Act and the statutes of many states have eliminated the concept of par value.

Registration of securities. Recording in the official books of the company of the name and address of the holder of each bond or certificate of stock, with the date of its issue, and, in the case of a transfer of stock from one holder to another, the names of both parties and such other details as will identify the transaction and preserve an official record of its essential facts. Such information is required for paying of dividends, mailing of proxies, annual reports, etc.

Statutory procedure requiring the filing with the S.E.C. of various documents including a prospectus in order for securities to be publicly offered. Clearance must be obtained from the S.E.C. before the securities may be sold. There is no ceiling relative to the number of shares or dollar amount that may be registered. 15 U.S.C. § 77f et seq.

Registration statement. Document required by the Securities Act of 1933 of most companies wishing to issue securities to the public or by the Securities Exchange Act of 1934 of a company wishing to have its securities traded in public markets. The statement discloses financial data, purpose of securities offering, and other items of interest to potential investors. Such statements must be submitted to and approved by the SEC. 15 U.S.C.A. § 77f et seq.

Common stock. Securities which represent an ownership interest in a corporation. If the company has also issued preferred stock, both common and preferred have ownership rights. The preferred normally is limited to a fixed dividend but has prior claim on dividends and, in the event of liquidation, assets. Claims of both common and preferred stockholders are junior to claims of bondholders or other creditors of the company. Common stockholders assume the greater risk, but generally exercise the greater control and may gain the greater reward in the form of dividends and capital appreciation. The terms common stock and capital stock are often used interchangeably when the company has no preferred stock.

Common stock. Class of corporate stock which represents the residual ownership of the corporation. Holders of common stock have voting powers (to, for example, select directors of corporation) and to participate in the profits of the corporation by way of dividends (but only after preferred stockholders have been paid their dividends). Such stock is last to share in property of corporation on dissolution (after demands of creditors and senior security holders are satisfied).

Equity shares. Shares of any class of stock, whether or not preferred as to dividends or assets, having unlimited dividend rights. *See* Stock.

Equity ratio. Stockholders' equity divided by total assets.

Equity security. The term "equity security" means any stock or similar security; or any security convertible, with or without consideration, into such a security; or carrying any warrant or right to subscribe to or purchase such a security; or any such warrant or right; or any other security which the Securities and Exchange Commission shall deem to be of similar nature and consider necessary or appropriate, by such rules and regulations as it may prescribe in the public interest or for the protection of investors, to treat as an equity security. Securities Exchange Act, § 3; 15 U.S.C.A. § 78c(11).

Stock dividend. **Distributing stock as a dividend. It is a proportional distribution of shares without payment of consideration to existing shareholders. If the dividend is common stock declared on common stock, the only result other than to reduce the value of each share of common and to maintain the proportionate interest of each stockholder is to transfer part of surplus to the stock account. To be distinguished from a cash dividend or a stock split (*see below*). *See also* Dividend.**

Stock exchange. **The place at which shares of stock are bought and sold. Any organization, association, or group of persons, whether incorporated or unincorporated, which constitutes, maintains, or provides a marketplace or facilities for bringing together purchasers and sellers of securities.**

Stock in trade. The inventory carried by a retail business for sale in the ordinary course of business. Also, the tools and equipment owned and used by a tradesman.

Stock jobber. A dealer in stock; one who buys and sells stock on his own account on speculation.

Stock market. The organized trading of securities through the various stock exchanges and over-the-counter markets. The largest stock market in the United States is the New York Stock Exchange.

Stockholder (Shareholder). A person who owns shares of stock in a corporation or joint-stock company. Referred to as "Shareholder" under Rev. Model Bus.Corp. Act and a number of state statutes, and defined in Model Act (§ 1.40) as "the person in whose name shares are registered in the records of a corporation or the beneficial owner of shares to the extent of the rights granted by a nominee certificate on file with a corporation."

Stockholder's equity. The total of a firm's stock at par, contributed capital in excess of par, and retained earnings accounts summarized on the balance sheet. It is sometimes called the *book value* of the firm, *owners' equity*, or *net worth*.

Stockholder's liability. Phrase is frequently employed to denote stockholder's statutory, added or double liability for corporation's debts, notwithstanding full payment for stock, but is often employed where stockholder, agreeing to pay full par value of stock, obtained stock certificate before complete payment or where stock, only partly paid for, is intentionally issued by corporation as fully paid up and all or part of purported consideration therefor is entirely fictitious.

Stockholders' representative action. An action brought or maintained by a stockholder in behalf of himself and all others similarly situated.

Securities Investor Protection Act. Federal law which established Securities Investor Protection Corp., which, though not an agency of the U.S. Government, is designed to protect investors and help brokers and dealers in financial trouble. 15 U.S.C.A. §§ 78aaa *et seq.*

Shareholder.

Share of corporate stock. The unit into which the proprietary interests in a corporation are divided.

A proportional part of certain rights in a corporation during its existence, and in the assets upon dissolution, and evidence of the stockholder's ratable share in the distribution of the assets on the winding up of the corporation's business.

A unit of stock representing ownership in a corporation. "Share" means the unit into which the proprietary interests in a corporation are divided. Rev. Model Bus. Corp. Act, § 1.40. *See also* Distributive share; Share of corporate stock; Stock.

Share certificate. An instrument of a corporation certifying that the person therein named is entitled to a certain number of shares; it is prima facie evidence of his title thereto. Document which evidences participation in a voting trust of shares of a corporation.

Stock split. The issuance of a number of new shares in exchange for each old share held by a stockholder resulting in a proportional change in the number of shares owned by each stockholder. Share splits, or stock splits, may be (a) split-ups, where one share is split into a larger number of shares, or (b) reverse splits, or split-downs, where a number of shares are combined to form a smaller number of shares. Share splits involve no transfer from surplus to stated capital or any changes except adjustments in par value or stated value per share, when applicable, so that the same stated capital which represented the issued shares before the split properly represents the changed number of shares after the split. A split-up requires not only board of directors action, but often requires advance shareholder approval as well when the articles of incorporation must be amended to change the par value or stated value of shares and also, when necessary, to authorize additional shares. The usual accounting treatment for a share split is to do nothing except to reflect the different (usually increased) number of issued shares and any changes in par or stated value.

A common purpose of a stock split is to reduce the per share market price in order to make for wider trading and a resulting higher per share value (*i.e.* price).

Securities offering. A public offering of securities of an issuer, whether by an underwriter, statutory underwriter or by the issuer itself. Such offering may be *controlled, i.e.* an offering to the public of securities by selling stockholders or an issuer through a broker-dealer acting as an underwriter for such persons pursuant to a formal underwriting arrangement; or *uncontrolled, i.e.* an offering to the public of securities by selling stockholders on a random basis through any number of brokers who are willing to assist such persons; or an offering to the public by such persons without the use of a broker.

Statutes of distribution. State laws prescribing the manner of the distribution of the estate of an intestate among his heirs or relatives.

Trust. The amount paid or credited to the beneficiaries of a trust. The payment may be in the form of cash or property and is generally income to the beneficiary. I.R.C. § 643(a).

Distribution in kind. A transfer of property "as is." If, for example, a corporation distributes land to its shareholders, a distribution in kind has taken place. A sale of land followed by a distribution of the cash proceeds would not be a distribution in kind of the land.

Distributive share. The share or portion which a given heir receives on the legal distribution of an intestate estate; or from a dissolved partnership.

Sometimes, by an extension of meaning, the share or portion assigned to a given person on the distribution of any estate or fund, as, under an assignment for creditors or under insolvency proceedings.

Distribution in liquidation. Distribution of assets upon dissolution of corporation. Liquidating dividend is amount distributed in complete or partial liquidation of corporation and such amount is treated as in full payment for the stock of the corporation. I.R.C. § 331(a). *Compare* Nonliquidating distribution.

Distributive. That which exercises or accomplishes distribution; that which apportions, divides, and assigns in separate items or shares.

Distributive clause. That provision in trust which governs distribution of income and ultimate distributions or gifts over.

Distributive deviation. Distribution of principal to income beneficiaries for whom income is inadequate, without the consent of the remaindermen who are entitled to receive the entire principal at a later time under the terms of the trust.

Distressed property. Property that must be sold because of mortgage foreclosure or on probate of insolvent estate.

Distressed sale. Form of liquidation sale (*e.g.* "going out of business" sale) in which the seller receives less for his goods than he would under normal selling conditions.

Distributable net income (DNI). The measure that limits the amount of the distributions from estates and trusts that the beneficiaries thereof will have to include in income. Also, DNI limits the amount that estates and trusts can claim as a deduction for such distributions. I.R.C. § 643(a).

Distribute. To deal or divide out in proportion or in shares. *See* Distribution.

Distributee /dəstribyuwtiy/. An heir; a person entitled to share in the distribution of an estate. This term is used to denote one of the persons who is entitled, under the statute of distributions, to the personal estate of one who is dead intestate.

Distribution. The giving out or division among a number, sharing or parceling out, allotting, dispensing, apportioning.

Corporate. A direct or indirect transfer of money or other property (except its own shares) or incurrence of indebtedness by a corporation to or for the benefit of its shareholders in respect of any of its shares. A distribution may be in the form of a declaration or payment of a dividend; a purchase, redemption, or other acquisition of shares; a distribution of indebtedness; or otherwise. Rev. Model Bus.Corp. Act, § 1.40.

(4) *Subscription agreement* — The form of any subscription agreement to be used in connection with the purchase of securities in this offering.

Securities Exchange Act of 1934. A federal law which governs the operation of stock exchanges and over the counter trading. It requires, among other things, publication of information concerning stocks which are listed on these exchanges. 15 U.S.C.A. § 78 *et seq.* *See also* Securities Act of 1933.

Securities exchanges. Markets for the purchase and sale of traditional securities at which brokers for purchasers and sellers may affect transactions. The best known and largest securities exchange is the New York Stock Exchange.

Auction /ókshən/. An auction is a public sale of property to the highest bidder by one licensed and authorized for that purpose. The auctioneer is employed by the seller and is primarily his agent. However, when the property is struck off he is also the agent of the buyer to the extent of binding the parties by his memorandum of sale, thus satisfying the statute of frauds.

A sale by auction is complete when the auctioneer so announces by the fall of the hammer or in other customary manner. Such a sale is with reserve unless the goods are in explicit terms put up without reserve. U.C.C. § 2-328.

Dutch auction. A method of sale by auction which consists in the public offer of the property at a price beyond its value, and then gradually lowering the price until some one becomes the purchaser.

Auctionariæ /òksh(iy)ənériyiy/. Catalogues of goods for public sale or auction.

Auctionarius /òksh(iy)ənériyəs/. A seller; a regrator; a retailer; one who bought and sold; an auctioneer, in the modern sense. One who buys poor, old, worn-out things to sell again at a greater price.

Auctioneer. A person authorized or licensed by law to sell lands or goods of other persons at public auction. One who sells goods at public auction for another on commission, or for a recompense.

Auctioneers differ from *brokers*, in that the latter may both buy and sell, whereas auctioneers can only sell; also brokers may sell by private contract only, and auctioneers by public auction only.

Attribution. Under certain circumstances, the tax law applies attribution rules to assign to one taxpayer the ownership interest of another taxpayer. If, for example, the stock of X Corporation is held 60% by M and 40% by S, M may be deemed to own 100% of X Corporation if M and S are mother and son. In such a case, the stock owned by S is attributed to M. Stated differently, M has a 60% "direct" and a 40% "indirect" interest in X Corporation. It can also be said that M is the "constructive" owner of S's interest.

PART I — NOTIFICATION

ITEM 4. Jurisdictions in Which Securities Are to be Offered

(a) List the jurisdiction in which the securities are to be offered by underwriters, dealers or salespersons. NOT

(b) List the jurisdictions in which the securities are to be offered other than by underwriters, dealers or salesmen and state the method by which such securities are to be offered. ONLINE AUCTIONS; WILL BE REGISTERED IN NEW YORK, CALIFORNIA, FLORIDA

(5) *Voting trust agreement* — Any voting trust agreements and amendments thereto. NONE

(6) *Material contracts*

(a) Every contract not made in the ordinary course of business which is material to the issuer and is to be performed in whole or in part at or after the filing of the offering statement or was entered into not more than 2 years before such filing. Only contracts need be filed as to which the issuer or subsidiary of the issuer is a party or has succeeded to a party by assumption or assignment or in which the issuer or such subsidiary has a beneficial interest.

(b) If the contract is such as ordinarily accompanies the kind of business conducted by the issuer and its subsidiaries, it is made in the ordinary course of business and need not be filed unless it falls within one or more of the following categories, in which case it should be filed except where immaterial in amount or significance: (i) any contract to which directors, officers, promoters, voting trustees, security holders named in the offering statement, or underwriters are parties except where the contract merely involves the purchase or sale of current assets having a determinable market price, at such market price; (ii) any contract upon which the issuer's business is substantially dependent, as in the case of continuing contracts to sell the major part of the issuer's products or services or to purchase the major part of the issuer's requirements of goods, services or raw materials or any franchise or license or other agreement to use a patent, formula, trade secret, process or trade name upon which the issuer's business depends to a material extent; (iii) any contract calling for the acquisition or sale of any property, plant or equipment for a consideration exceeding 15% of such fixed assets of the issuer on a consolidated basis; or (iv) any material lease under which a part of the property described in the offering statement is held by the issuer.

(c) Any management contract or any compensatory plan, contract or arrangement including but not limited to plans relating to options, warrants or rights, pension, retirement or deferred compensation or bonus, incentive or profit sharing (or if not set forth in any formal document, a written description thereof) shall be deemed material and shall be filed except for the following: (i) ordinary purchase and sales agency agreements; (ii) agreements with managers of stores in a chain organization or similar organization; (iii) contracts providing for labor or salesmen's bonuses or payments to a class of security holders, as such; (iv) any compensatory plan, contract or arrangement which pursuant to its terms is available to employees generally and which in operation provides for the same method of allocation of benefits between management and non-management participants.

(7) *Material foreign patents* — Each material foreign patent for an invention not covered by a United States patent. If a substantial part of the securities to be offered or if the proceeds therefrom have been or are to be used for the particular purposes of acquiring, developing or exploiting one or more material foreign patents or patent rights, furnish a list showing the number and a brief identification of each such patent or patent right.

(8) *Plan of acquisition, reorganization, arrangement, liquidation, or succession* — Any material plan of acquisition, disposition, reorganization, readjustment, succession, liquidation or arrangement and any amendments thereto described in the offering statement. Schedules (or similar attachments) to these exhibits shall not be filed unless such schedules contain information which is material to an investment decision and which is not otherwise disclosed in the agreement or the offering statement. The plan filed shall contain a list briefly identifying the contents of all omitted schedules, together with an agreement to furnish supplementally a copy of any omitted schedule to the Commission upon request.

(9) *Escrow agreements* — Any escrow agreement or similar arrangement which has been executed in connection with the Regulation A offering. NONE

MEDICATION RITE, CORP.

(Exact name of Company as set forth in Charter)

Type of securities offered: COMMON STOCK

Maximum number of securities offered: is a derivation from the price per security which that total sold $5,000,000.00, occurs before the stock starts trading

Minimum number of securities offered: from a derivation, which may be in 12 month total sale $5,000,000.00

Price per security: $ from a derivation of online auctions occurs before the stock starts trading

Total proceeds: If maximum sold: $ 4,750,000.00 If minimum sold: $ NOT

(See Questions 9 and 10)

Is a commissioned selling agent selling the securities in this offering? [ ] Yes [✓] No

If yes, what percent is commission of price to public? ________ %

Is there other compensation to selling agent(s)? [ ] Yes [✓] No

Is there a finder's fee or similar payment to any person? [ ] Yes [✓] No (See Question No. 22)

Is there an escrow of proceeds until minimum is obtained? [ ] Yes [✓] No (See Question No. 26)

Is this offering limited to members of a special group, such as employees of the Company or individuals? [ ] Yes [✓] No (See Question No. 25)

Is transfer of the securities restricted? [ ] Yes [✓] No (See Question No. 25)

INVESTMENT IN SMALL BUSINESSES INVOLVES A HIGH DEGREE OF RISK, AND INVESTORS SHOULD NOT INVEST ANY FUNDS IN THIS OFFERING UNLESS THEY CAN AFFORD TO LOSE THEIR ENTIRE INVESTMENT. SEE QUESTION NO. 2 FOR THE RISK FACTORS THAT MANAGEMENT BELIEVES PRESENT THE MOST SUBSTANTIAL RISKS TO AN INVESTOR IN THIS OFFERING.

IN MAKING AN INVESTMENT DECISION INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE ISSUER AND THE TERMS OF THE OFFERING, INCLUDING THE MERITS AND RISKS INVOLVED. THESE SECURITIES HAVE NOT BEEN RECOMMENDED OR APPROVED BY ANY FEDERAL OR STATE SECURITIES COMMISSION OR REGULATORY AUTHORITY. FURTHERMORE, THESE AUTHORITIES HAVE NOT PASSED UPON THE ACCURACY OR ADEQUACY OF THIS DOCUMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

THE U.S. SECURITIES AND EXCHANGE COMMISSION DOES NOT PASS UPON THE MERITS OF ANY SECURITIES OFFERED OR THE TERMS OF THE OFFERING, NOR DOES IT PASS UPON THE ACCURACY OR COMPLETENESS OF ANY OFFERING CIRCULAR OR SELLING LITERATURE. THESE SECURITIES ARE OFFERED UNDER AN EXEMPTION FROM REGISTRATION; HOWEVER, THE COMMISSION HAS NOT MADE AN INDEPENDENT DETERMINATION THAT THESE SECURITIES ARE EXEMPT FROM REGISTRATION.

This Company:

[✓] Has never conducted operations.
[ ] Is in the development stage.
[ ] Is currently conducting operations.
[ ] Has shown a profit in the last fiscal year.
[ ] Other (Specify):
(Check at least one, as appropriate)

This offering has been registered for offer and sale in the following states: NOT

State	*State File No.*	*Effective Date*

ONLINE AUCTIONS; WILL BE REGISTERED IN NEW YORK, CALIFORNIA, FLORIDA AFTER QUALIFICATION DATE OF THE OFFERING STATEMENT

4. (a) If the Company was not profitable during its last fiscal year, list below in chronological order the events which in management's opinion must or should occur or the milestones which in management's opinion the Company must or should reach in order for the Company to become profitable, and indicate the expected manner of occurrence or the expected method by which the Company will achieve the milestones.

	Event or Milestone	Expected manner of occurrence or method of achievement	Date or number of months after receipt of proceeds when should be accomplished
(1)		DATA NET WORK DEVELOPMENT	3 MONTH
(2)		NET WORK COLLECTION CONTINUATION PROCESS	3 MONTH
(3)		DATA EXPLORATION	3 MONTH
(4)		DATA EXPLORING PROCESSING	3 MONTH
(5)			

(b) State the probable consequences to the Company of delays in achieving each of the events or milestones within the above time schedule, and particularly the effect of any delays upon the Company's liquidity in view of the Company's then anticipated level of operating costs. (See Question Nos. 11 and 12)

Note: After reviewing the nature and timing of each event or milestone, potential investors should reflect upon whether achievement of each within the estimated time frame is realistic and should assess the consequences of delays or failure of achievement in making an investment decision.

INSTRUCTION: The inquiries under Business and Properties elicit information concerning the nature of the business of the Company and its properties. Make clear what aspects of the business are presently in operation and what aspects are planned to be in operation in the future. The description of principal properties should provide information which will reasonably inform investors as to the suitability, adequacy, productive capacity and extent of utilization of the facilities used in the enterprise. Detailed descriptions of the physical characteristics of the individual properties or legal descriptions by metes and bounds are not required and should not be given.

As to Question 4, if more than five events or milestones exist, add additional lines as necessary. A "milestone" is a significant point in the Company's development or an obstacle which the Company must overcome in order to become profitable.

OFFERING PRICE FACTORS

If the securities offered are common stock, or are exercisable for or convertible into common stock, the following factors may be relevant to the price at which the securities are being offered. THE SECURITIES ARE NOT BEING OFFERED- QUESTIONS ARE MATERIALLY INAPPLICABLE IN-FACT

5. What were net, after-tax earnings for the last fiscal year? (If losses, show in parenthesis.)

   Total $____________ ($____________ per share)

6. If the Company had profits, show offering price as a multiple of earnings. Adjust to reflect for any stock splits or recapitalizations, and use conversion or exercise price in lieu of offering price, if applicable.

   THE COMPANY IS NOT HAD PROFITS-

   Offering Price Per Share / Net After-Tax Earnings Last Year Per Share = ____________ (price/earnings multiple)

7. (a) What is the net tangible book value of the Company? (If deficit, show in parenthesis.) For this purpose, net tangible book value means total assets (exclusive of copyrights, patents, goodwill, research and development costs and similar intangible items) minus total liabilities. THE TANGIBLE BOOK VALUEOF THE COMPANY IS NOT ACCOUNTABLE- QUESTIONS ARE MATERIALLY INAPPLICABLE IN-FACT

   $____________ ($____________ per share)

   If the net tangible book value per share is substantially less than this offering (or exercise or conversion) price per share, explain the reasons for the variation.

   (b) State the dates on which the Company sold or otherwise issued securities during the last 12 months, the amount of such securities sold, the number of persons to whom they were sold, and relationship of such persons to the Company at the time of sale, the price at which they were sold and, if not sold for cash, a concise description of the consideration. (Exclude bank debt.) THE COMPANY IS NOT ISSUED SECURITIES- QUESTIONS ARE MATERIALLY INAPPLICABLE IN-FACT

8. (a) What percentage of the outstanding shares of the Company will the investors in this offering have? Assume exercise of outstanding options, warrants or rights and conversion of convertible securities, if the respective exercise or conversion prices are at or less than the offering price. Also assume exercise of any options, warrants or rights and conversions of any convertible securities offered in this offering.) THE COMPANY IS NOT ISSUED SECURITIES- QUESTIONS ARE MATERIALLY INAPPLICABLE IN-FACT

   If the maximum is sold: _____ %
   If the minimum is sold: _____ %

   (b) What post-offering value is management implicitly attributing to the entire Company by establishing the price per security set forth on the cover page (or exercise or conversion price if common stock is not offered)? (Total outstanding shares after offering times offering price, or exercise or conversion price if common stock is not offered.) NO POST-OFFERING FACTS-QUESTIONS ARE MATERIALLY INAPPLICABLE IN-FACT

   If the maximum is sold: _____ *
   If the minimum is sold: _____ *

* These values assume that the Company's capital structure would be changed to reflect any conversions of outstanding convertible securities and any use of outstanding securities as payment in the exercise of outstanding options, warrants or rights included in the calculation. The type and amount of convertible or other securities thus eliminated would be: ______________. These values also assume an increase in cash in the Company by the amount of any cash payments that would be made upon cash exercise of options, warrants or rights included in the calculations. The amount of such cash would be: $______ .

(For above purposes, assume outstanding options are exercised in determining "shares" if the exercise prices are at or less than the offering price. All convertible securities, including outstanding convertible securities, shall be assumed converted and any options, warrants or rights in this offering shall be assumed exercised.)

Note: After reviewing the above, potential investors should consider whether or not the offering price (or exercise or conversion price, if applicable) for the securities is appropriate at the present stage of the Company's development.

INSTRUCTION: Financial information in response to Questions 5, 6 and 7 should be consistent with the Financial Statements. Earnings per share for purposes of Question 5 should be calculated by dividing earnings for the last fiscal year by the weighted average of outstanding shares during that year. No calculations shou[illegible] be shown for periods of less than one year or if earnings are negative or nominal. For purposes of Question 8, the "offering price" of any options, warrants or rights or convertible securities in the offering is the respective exercise or conversion price.

USE OF PROCEEDS

9. (a) The following table sets forth the use of the proceeds from this offering:

	If Minimum Sold Amount %	If Maximum Sold Amount %
Total Proceeds	$	$ 5,000,000.00
Less: Offering Expenses	100%	$100%
Commissions & Finders Fees		
Legal & Accounting		$100, 000. 00
Copying & Advertising		- $100,000.00 —
Other (Specify):		
Net Proceeds from Offering		
Use of Net Proceeds		$4,750,000
1 Consulting develops Markets		$100,000.00
2 Consulting customizes Medication		$150,000.00
3 Consulting interprets Medication's acting,		
4 Laboratory test items, and Combined acting		
5 Interpretations		$400,000.00
6 Professional fees		$50,000.00
7 Consulting of the purchases,		$25,000.00
8 Customize the computerizing		$200,000.00
9 Marketing and advertising cost		$300,000.00
10 Purchases equipment and		
11 Software systems		$250,000.00
12 Alteration of equipment		$250,000.00
13 Taxes, rent, utilities, ect.		$100,000.00
14 Payroll:		
15 Data computer entering		$100,000.00
16 Laboratory's items interpretations		$150,000.00
17 Medical doctors specialized		$250,000.00
18 Obtain patens, copy rights and Other legal protection of the Intellectual properties		$100,000.00
19 Working compensation insurance		
20 Medical covering insurance		$100,000.00
21 Liability insurance		$100,000.00
22 Office activities		$100,000.00
23 Miscellaneous		$500,000.00
Total Use of Net Proceeds		$3,225,000.00 –
Note: The employ of the not been allocated portion of proceeds funds the Company expected to determination during business processing activities	100%	$ 1,525,000.00 100% Portion of proceeds has not been allocated for particular purposes

(b) If there is no minimum amount of proceeds that must be raised before the Company may use the proceeds of the offering, describe the order of priority in which the proceeds set forth above in the column "If Maximum Sold" will be used. THE ORDER OF PRIORITY IN WHICH THE PROCEEDS SET FORTH ABOVE WILL BE USED: 2, 3, 4, 5, 6, 7, 8, 11, 12, 22, 1, 9, 13, 23, 10, 16, 17, 15, 21, 18, 19

Note: After reviewing the portion of the offering allocated to the payment of offering expenses, and to the immediate payment to management and promoters of any fees, reimbursements, past salaries or similar payments, a potential investor should consider whether the remaining portion of his investment, which would be that part available for future development of the Company's business and operations, would be adequate.

10. (a) If material amounts of funds from sources other than this offering are to be used in conjunction with the proceeds from this offering, state the amounts and sources of such other funds, and whether funds are firm or contingent. If contingent, explain. NO MATERIAL AMOUNTS OF FOUNDS FROM SOURCES OTHER THAN THIS OFFERING ARE TO BE USED IN CONJUCTION WITH THE PROCEEDS FROM THIS OFFERING

(b) If any material part of the proceeds is to be used to discharge indebtedness, describe the terms of such indebtedness, including interest rates. If the indebtedness to be discharged was incurred within the current or previous fiscal year, describe the use of proceeds of such indebtedness.

NO ANY MATERIAL PART OF THE PROCEEDS IS TO BE USED TO DISCHARGE INDEBTEDNESS

(c) If any material amount of proceeds is to be used to acquire assets, other than in the ordinary course of business, briefly describe and state the cost of the assets and other material terms of the acquisitions. If the assets are to be acquired from officers, directors, employees or principal stockholders of the Company or their associates, give the names of the persons from whom the assets are to be acquired and set forth the cost to the Company, the method followed in determining the cost, and any profit to such persons. NO ANY MATERIAL AMOUNT OF PROCEEDS IS TO BE USED TO ACQUIRE ASSETS, OTHER THAN IN THE ORDINARY COURSE OF BUSINESS

(d) If any amount of the proceeds is to be used to reimburse any officer, director, employee or stockholder for services already rendered, assets previously transferred, or monies loaned or advanced, or otherwise, explain: NO ANY AMOUNT OF PROCEEDS IS TO BE USED TO REINBURSE ANY ABOVE INDICATED, ITEM 10(d)

11. Indicate whether the Company is having or anticipates having within the next 12 months any cash flow or liquidity problems and whether or not it is in default or in breach of any note, loan, lease or other indebtedness or financing arrangement requiring the Company to make payments. Indicate if a significant amount of the Company's trade payables have not been paid within the stated trade term. State whether the Company is subject to any unsatisfied judgments, liens or settlement obligations and the amounts thereof. Indicate the Company's plans to resolve any such problems. THE COMPANY IS NOT HAVING OR ANTICIPATES HAVING WITHIN THE NEXT 12 MONTHS PROBLEMS INDICATED ABOVE, ITEM 11

12. Indicate whether proceeds from this offering will satisfy the Company's cash requirements for the next 12 months, and whether it will be necessary to raise additional funds. State the source of additional funds, if known. NOT KNOWN WHETHER PROCEEDS WILL SATISFY THE COMPANY'S REQUIREMENTS AND NOT KNOWN THE SOURCES OF ADDITIONAL FUNDS INDICATED ABOVE, ITEM 12

INSTRUCTION: Use of net proceeds should be stated with a high degree of specificity. Suggested (but not mandatory) categories are: leases, rent, utilities, payroll (by position or type), purchase or lease of specific items of equipment or inventory, payment of notes, accounts payable, etc., marketing or advertising costs, taxes, consulting fees, permits, professional fees, insurance and supplies. Categories will vary depending on the Company's plans. Use of footnotes or other explanation is recommended where appropriate. Footnotes should be used to indicate those items of offering expenses that are estimates. Set forth in separate categories all payments which will be made immediately to the Company's executive officers, directors and promoters, indicating by footnote that these payments will be so made to such persons. If a substantial amount is allocated to working capital, set forth separate sub-categories for use of the funds in the Company's business.

If any substantial portion of the proceeds has not been allocated for particular purposes, a statement to that effect as one of the Use of Net Proceeds categories should be included together with a statement of the amount of proceeds not so allocated and a footnote explaining how the Company expects to employ such funds not so allocated.

CAPITALIZATION

13. Indicate the capitalization of the Company as of the most recent balance sheet date (adjusted to reflect any subsequent stock splits, stock dividends, recapitalizations or refinancings) and as adjusted to reflect the sale of the minimum and maximum amount of securities in this offering and the use of the net proceeds therefrom:

NOT ANY CAPITALIZATION OF THE COMPANY AS INDICATED ABOVE
ITEM13

	Amount Outstanding		
	As of:	As Adjusted	
	_/_/ (date)_	_Minimum_	_Maximum_
Debt:			
Short-term debt (average interest rate __%)	$______	$______	$______
Long-term debt (average interest rate __%)	$______	$______	$______
Total debt	$______	$______	$______
Stockholders equity (deficit):			
Preferred stock — par or stated value (by class of preferred in order of preferences)			
______	$______	$______	$______
______	$______	$______	$______
______	$______	$______	$______
Common stock — par or stated value	$______	$______	$______
Additional paid in capital	$______	$______	$______
Retained earnings (deficit)	$______	$______	$______
Total stockholders equity (deficit)	$______	$______	$______
Total Capitalization	$______	$______	$______
______	$______	$______	$______

Number of preferred shares authorized to be outstanding:

Number of Class of Preferred	Par Value Shares Authorized	Per Share
______	______	$______
______	______	$______
______	______	$______

Number of common shares authorized:______ shares. Par or stated value per share, if any: $______

Number of common shares reserved to meet conversion requirements or for the issuance upon exercise of options, warrants or rights:______ shares.

INSTRUCTION: Capitalization should be shown as of a date no earlier than that of the most recent Financial Statements provided pursuant to Question 46. If the Company has mandatory redeemable preferred stock, include the amount thereof in "long term debt" and so indicate by footnote to that category in the capitalization table.

(10) *Consents* —

(a) Experts: The written consent of (i) any accountant, engineer, geologist, appraiser or any person whose profession gives authority to a statement made by them and who is named in the offering statement as having prepared or certified any part of the document or is named as having prepared or certified a report or evaluation whether or not for use in connection with the offering statement; (ii) the expert that authored any portion of a report quoted or summarized as such in the offering statement, expressly stating their consent to the use of such quotation or summary; (iii) any persons who are referenced as having reviewed or passed upon any information in the offering statement, and that such information is being included on the basis of their authority or in reliance upon their status as experts. NONE

(b) Underwriters: A written consent and certification in the form which follows signed by each underwriter of the securities proposed to be offered. All underwriters may, with appropriate modifications, sign the same consent and certification or separate consents and certifications may be signed by any underwriter or group of underwriters NONE

Consent and Certification by Underwriter NONE

1. The undersigned hereby consents to being named as underwriter in an offering statement filed with the Securities and Exchange Commission by [insert name of issuer] pursuant to Regulation A in connection with a proposed offering of [insert title of securities] to the public. NONE

2. The undersigned hereby certifies that it furnished the statements and information set forth in the offering statement with respect to the undersigned, its directors and officers or partners, that such statements and information are accurate, complete and fully responsive to the requirements of Parts I, II and III of the Offering Statement thereto, and do not omit any information required to be stated therein with respect of any such persons, or necessary to make the statements and information therein with respect to any of them not misleading. NONE

3. If Preliminary Offering Circulars are distributed, the undersigned hereby undertakes to keep an accurate and complete record of the name and address of each person furnished a Preliminary Offering Circular and, if such Preliminary Offering Circular is inaccurate or inadequate in any material respect, to furnish a revised Preliminary Offering Circular or a Final Offering Circular to all persons to whom the securities are to be sold at least 48 hours prior to the mailing of any confirmation of sale to such persons, or to send such a circular to such persons under circumstances that it would normally be received by them 48 hours prior to their receipt of confirmation of the sale. NONE

NONE
____
(Underwriter)

By ______________________________

Date __/__/__

(d) All written consents shall be dated and manually signed. NONE

(11) *Opinion re legality* — An opinion of counsel as to the legality of the securities covered by the Offering Statement, indicating whether they will when sold, be legally issued, fully paid and non-assessable, and if debt securities, whether they will be binding obligations of the issuer. NONE

(12) *Sales Material* — Any material required to be filed by virtue of Rule 256. NONE

(13) *"Test the Water" Material* — Any written document or broadcast script used under the authorization of Rule 254. NONE

(14) *Appointment of Agent for Service of Process* — A Canadian issuer shall provide Form F-X. NONE

(15) *Additional exhibits* — Any additional exhibits which the issuer may wish to file, which shall be so marked as to indicate clearly the subject matters to which they refer. NONE

SIGNATURES

The issuer has duly caused this offering statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of NEW YORK, State of NEW YORK, on JUNE 02, 2008.

(Issuer) GERSH KORSINSKY

By (Signature and Title) OWNER

This offering statement has been signed by the following persons in the capacities and on the dates indicated.

(Signature)

(Title) GERSH KORSINSKY AS CEO GERSH KORSINSKY AS CFO

(Selling security holder)

(Date) JUNE 2,2008

Instructions:

1. The offering statement shall be signed by the issuer, its Chief Executive Officer, Chief Financial Officer, a majority of the members of its board of directors or other governing instrumentality, and each person, other than the issuer, for whose account any of the securities are to be offered. If a signature is by a person on behalf of any other person, evidence of authority to sign shall be filed with the offering statement, except where an executive officer signs on behalf of the issuer. If the issuer is Canadian, its authorized representative in the United States also shall sign. Where the issuer is a limited partnership, the offering statement shall also be signed by a majority of the board of directors of any corporate general partner.

2. The name of each person signing the offering statement shall be typed or printed beneath the signature.

END